Exhibit 99.1
REUNION NEUROSCIENCE INC.
NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2022
AND
MANAGEMENT INFORMATION CIRCULAR
AUGUST 28, 2022

REUNION NEUROSCIENCE INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of Common Shares (the “Common Shares”) of Reunion Neuroscience Inc. (“Reunion” or the “Corporation”) will be held in person at 100 King St W Suite 3400, Toronto, Ontario M5X 1A4 on September 29, 2022 commencing at 10:00 a.m. (Eastern Time) and will be available via live audio webcast at https://app.livestorm.co/field-trip-health-1/reunion-neuroscience-annual-general-meeting?type=detailed, the details of which are set out in the management information circular (the “Circular”) accompanying this notice, for the following purposes:
1.
to receive the consolidated financial statements of the Corporation for the twelve-month period ended March 31, 2022, together with the auditors’ report thereon;

2.
to elect the directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed, as described in the Circular;

3.
to re-appoint Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

4.
to consider, and if thought appropriate, pass, with or without variation, a resolution approving certain amendments to the Corporation’s amended and restated equity incentive plan to provide further clarity surrounding awards granted to certain participants who are U.S. taxpayers and permit the settling of dividend share units in cash and restricting the vesting of performance share units and restricted share units to a minimum period of one-year, as more fully described in the Circular; and

5.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy (“Proxy”) or voting instruction form (“VIF”) and the Circular. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The board of directors of the Corporation has fixed the close of business on August 23, 2022 (the “Record Date”) as the record date for the determination of the Shareholders entitled to notice of, and to vote at the Meeting, and any adjournment thereof. All Shareholders of record as at the close of business on the Record Date are entitled to attend, participate and vote at the Meeting or by proxy.
Reunion is conducting an in-person Meeting. Registered shareholders and duly appointed proxyholders can attend the Meeting in person at 100 King St W Suite 3400, Toronto, Ontario M5X 1A4. Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, Shareholders are strongly encouraged to listen to the Meeting virtually instead of attending the Meeting in person and to vote on the matters before the Meeting by Proxy or VIF in advance of the Meeting, appointing the person designated by management in the Proxy or VIF.
Registered Shareholders who are unable to attend the Meeting in person may complete, date and sign the enclosed Proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1. To be effective, all Proxies must be received no later than 10:00 a.m. (Eastern Time) on Tuesday, September 27, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used (the “Proxy Deadline”). Instead of mailing your Proxy, you may choose to vote using the telephone or the Internet. To vote using the telephone, call, in North America, 1-866-732-8683 or, outside North America, 1-312-588-4290. To vote using the Internet log on to www.investorvote.com. If you vote by telephone or the internet, do not mail back your Proxy. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of your Proxy. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

Regardless of whether you plan to attend the Meeting in person, we ask that all Shareholders vote their Proxy in one of the methods set out above. To be valid, proxies must be received by the Corporation not later than the Proxy Deadline.
The meeting will be webcast online at https://app.livestorm.co/field-trip-health-1/reunion-neuroscience-annual-general-meeting?type=detailed, PLEASE NOTE THAT ALL VOTING MUST BE CONDUCTED IN PERSON OR IN ADVANCE OF THE MEETING VIA PROXY OR VIF, SHAREHOLDERS WILL NOT BE PERMITTED TO VOTE VIRTUALLY. Please see the accompanying Circular for further information.
Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a VIF. If you hold your shares in a brokerage account, you are not a registered Shareholder and are responsible for ensuring that the broker that is the registered holder of your shares votes your shares in accordance with your instructions prior to the Proxy Deadline.
We ask that Shareholders also review and follow the instructions of the federal health authorities in Canada and the regional health authorities in the Province of Ontario, including the City of Toronto and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed Proxy or VIF prior to the Meeting by one of the means described in the Circular accompanying this Notice.
The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, provincial and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our website at www.reunionneuro.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.
DATED at Toronto, Ontario as of the 28th day of August, 2022.
BY ORDER OF THE BOARD OF DIRECTORS
(signed)“Joseph del Moral”
Joseph del Moral
Chief Executive Officer

REUNION NEUROSCIENCE INC.
MANAGEMENT INFORMATION CIRCULAR
In this Management Information Circular (the “Circular”) all information provided is current as of August 28, 2022 unless otherwise indicated.
SOLICITATION OF PROXIES
THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF REUNION NEUROSCIENCE INC. (“REUNION” OR THE “CORPORATION”), OF INSTRUMENTS OF PROXY (THE “PROXY”) TO BE USED AT THE CORPORATION’S ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”) OF THE HOLDERS OF (THE “SHAREHOLDERS”) COMMON SHARES TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT THEREOF.
It is expected that the solicitation will be primarily by mail, but Proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at nominal cost. The cost of soliciting will be borne by the Corporation. The Corporation is not sending Proxy-related materials to registered or beneficial owners of the common shares in the capital of the Corporation (the “Common Shares”) using the notice-and-access provisions set out in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).
IMPORTANT INFORMATION ABOUT THE MEETING
Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community and to comply with the procedures imposed by both federal, provincial and local governments, Shareholders are strongly encouraged to listen to the Meeting virtually instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy (the “Proxy”) or voting instruction form (“VIF”), appointing the person designated by management in the accompanying Proxy VIF in order to limit the number of attendees in person.
The meeting will be webcast online at https://app.livestorm.co/field-trip-health-1/reunion-neuroscience-annual-general-meeting?type=detailed, PLEASE NOTE THAT ALL VOTING MUST BE CONDUCTED IN PERSON OR IN ADVANCE OF THE MEETING VIA PROXY OR VIF, SHAREHOLDERS WILL NOT BE PERMITTED TO VOTE VIRTUALLY. Votes must be received by Computershare no later than 10:00 a.m. (Eastern Time) on Tuesday, September 27, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used (the “Proxy Deadline”).
No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.
Please read this Circular carefully to obtain information about how you may participate at the Meeting.
ATTENDANCE AND VOTING
Only Registered Shareholders (as defined below), or the persons they appoint as their proxies, are permitted to attend, speak and vote on all matters that may properly be voted upon at the Meeting.
Non-registered Shareholders (as defined below) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-registered Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you and must follow all of the applicable instructions provided by your Intermediary (as defined below). See “Appointment of Proxies — Non-Registered Shareholders”.
All references to Shareholders in this Circular and the accompanying Proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.
While as of the date of this Circular, the Corporation intends to hold the Meeting in physical face to face format, we are continuously monitoring the current coronavirus (COVID-19) outbreak. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of federal health authorities in Canada and the regional health authorities in the Province of Ontario, including the City of Toronto and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed Proxy (or VIF) prior to the Meeting by one of the means described in the Circular.
The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, provincial and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our Corporation website at www.reunionneuro.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.
The Meeting will be available virtually and all Shareholders are urged to listen to the Meeting as follows:
To join the Meeting virtually, please:   Click or paste the following link, https://app.livestorm.co/field-trip-health-1/reunion-neuroscience-annual-general-meeting?type=detailed in your web browser for registration and follow the online instructions. After registering, you will receive a confirmation email with information about joining the Meeting virtually. Questions can be asked by typing in the question in the virtual platform at any time during the Meeting.
To join the Meeting via teleconference, please:   Click or paste the following link, https://app.livestorm.co/field-trip-health-1/reunion-neuroscience-annual-general-meeting?type=detailed in your web browser for registration and follow the online instructions. You will then access the webinar on the day of to receive a personalized dial-in number and code. Note that those dialing-in will be in “listen only” mode.
Please visit the following page for further instructions on how to dial-in:   https://support.livestorm.co/article/110-dial-in.
Please note that you will not be able to vote virtually. If you intend to listen to the Meeting virtually you must vote on the matters prior to the Meeting. Votes must be received by Computershare no later than the Proxy Deadline.
APPOINTMENT OF PROXIES
THE PERSONS SPECIFIED IN THE ENCLOSED PROXY ARE AUTHORIZED REPRESENTATIVES OF THE CORPORATION AND WILL VOTE IN FAVOUR OF EACH OF THE MATTERS SPECIFIED IN THE NOTICE OF MEETING AND ALL OTHER MATTERS PROPOSED

BY MANAGEMENT AT THE MEETING. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED PROXY.
A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder (“Registered Shareholder”). A non-registered shareholder (“Non-registered Shareholder”) is a beneficial owner of Common Shares whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates) (an “Intermediary” or “Intermediaries”).
Registered Shareholders
A Registered Shareholder can vote Common Shares owned by it at the Meeting in one of two ways: (i) in person at the Meeting; or, (ii) by Proxy. A Registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. A Registered Shareholder desiring to appoint some person other than those named in the enclosed Proxy to represent such Registered Shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in the enclosed Proxy and striking out the names of the persons specified or by completing another proper Proxy and, in either case, delivering the completed Proxy to the Corporation, c/o Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by the Proxy Deadline.
Alternatively, you may choose to vote using the telephone or the Internet as follows:
By Telephone:   Call Computershare toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will need your 15-digit control number, which can be found on your Proxy. Please note that you cannot appoint anyone other than the directors and officers named on your Proxy as your proxyholder if you vote by telephone.
By Internet:   Access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your Proxy.
Non-Registered Shareholders
Non-registered Shareholders who receive these materials through their Intermediary should complete and send the Proxy or VIF in accordance with the instructions provided by their Intermediary. To be effective, Computershare Investor Services Inc. must receive the Proxy no later than the Proxy Deadline.
Non-registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Corporation are referred to as “NOBOs” (non-objecting beneficial owners), whereas Non-registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation are referred to as “OBOs” (objecting beneficial owners). In accordance with NI 54-101, the Corporation intends to pay for Intermediaries to send the Notice of Meeting, this Circular and the Proxy or VIF (collectively, the “Meeting Materials”) to the NOBOs and OBOs.
Unless you have waived your right to receive the Meeting Materials, Intermediaries are required to deliver them to you as a Non-registered Shareholder of the Corporation and to seek your instructions on how to vote your Common Shares. Typically, a Non-registered Shareholder will be given a VIF which must be completed and signed by the Non-registered Shareholder in accordance with the instructions on the form. The purpose of these procedures is to allow Non-registered Shareholders to direct the voting of those Common Shares that they own but which are not registered in their own name.
Please note that the Corporation has limited access to the names of its Non-registered Shareholders. If you attend the Meeting in person, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. If you are a Non-registered Shareholder and wish to attend and vote in person at the Meeting, you must insert your own name in the space provided for the appointment of proxyholder on the VIF and carefully follow the instructions for return of the executed form. Do not otherwise complete the form as your vote will be taken at the Meeting. See “Attendance and Voting” above.
Proxies or VIFs returned by Intermediaries as “non-votes” because the Intermediary has not received instructions from the Non-registered Shareholder with respect to the voting of Common Shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by Intermediary “non-votes” will, however, be counted in determining whether there is a quorum.
If a Proxy is supplied by an Intermediary, it will be similar to the Proxy provided Registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote on the Non-registered Shareholder’s behalf. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the U.S. Broadridge obtains voting instructions by mailing a voting instruction form (the “Broadridge VIF”) which appoints the same persons as proxyholder as in the Proxy. Non-registered Shareholders have the right to appoint a person (who need not be a Shareholder), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.
Legal Proxy — U.S. Non-Registered Shareholders
If you are a Non-registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the Proxy and VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare no later than the Proxy Deadline.
REVOCATION OF PROXIES
A Shareholder who has given a Proxy may revoke it by: (a) signing a Proxy with a later date and delivering it to Computershare no later than the Proxy Deadline; (b) depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a Proxy in any other manner permitted by law.
VOTING OF PROXIES
On any ballot that may be called for, the Common Shares represented by a properly executed Proxy given in favour of the person(s) designated by management of the Corporation in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction in the Proxy, it is intended that such Common Shares will be voted in favour of the resolutions placed before the Meeting by management, as stated under the applicable headings in this Circular.
The enclosed Proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters, which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed Proxy will be voted on such matters pursuant to such discretionary authority.
VOTING OF COMMON SHARES
Common Shares
The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Corporation (the “Preferred Shares”). As at the date of this Circular, 11,642,953 Common Shares are issued and outstanding, each carrying the right to one vote per Common Share at all meetings of Shareholders, and no Preferred Shares are issued and outstanding. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “NASDAQ”).
Record Date
The record date for the purpose of determining the Shareholders entitled to receive notice of and vote at the Meeting has been fixed as August 23, 2022 and at any adjournment or postponement thereof. Shareholders of record of Common Shares at the close of business on August 23, 2022 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.
Quorum
The by-laws of the Corporation provide that a quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, shareholders, who, in the aggregate, hold not less than 5% of the outstanding shares entitled to be voted at the Meeting. At the Meeting, every Shareholder physically present or represented by proxy at the Meeting shall have one vote and, on a poll, every Shareholder shall have one vote for each Common Share held.
Principal Shareholders
To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular no person beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to the outstanding Common Shares of the Corporation.
INTEREST IN MATTERS TO BE ACTED UPON
The Corporation is not aware of any material interest of any director or nominee director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors.
MATTERS TO BE ACTED UPON AT MEETING
Financial Statements
The financial statements of the Corporation for the year ended March 31, 2022 and the auditors’ report thereon accompanying this Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting. The financial statements are also available on the Corporation’s profile on SEDAR at www.sedar.com.
Election of Directors
The board of directors of the Corporation (the “Board”) currently has seven (7) members. The number of directors to be elected at the Meeting is seven (7). Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the Corporation’s by-laws.
In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed Proxy or VIF intend to vote FOR the election as directors of those board nominees whose names are set forth below (the “Board Nominees”).

Majority Voting
Shareholders will vote for the election of each individual Board Nominee separately. The Corporation has adopted a majority voting policy (the “Majority Voting Policy”) for the election of directors whereby if, with respect to any particular nominee director (in an uncontested election), the number of Common Shares withheld from voting exceeds the number of Common Shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the Shareholders for the purpose of the Majority Voting Policy and such director is expected to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. A director nominee who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered. The Board will, within 90 days of receiving a resigning directors resignation, make a decision whether to accept or reject such director’s offer to resign, and will promptly issue a press release announcing the resignation of the director or explaining why the Board did not accept the resignation. See “Statement of Corporate Governance Practices — Majority Voting Policy”.
Based on amendments to the Canada Business Corporations Act (the “CBCA”) that are expected to come into force on August 31, 2022 (the “CBCA Amendments”), shareholders of a company governed by the CBCA will be afforded the option to vote “against” rather than “withheld” in respect of uncontested elections of directors, and each nominee must receive more votes “for” their election than “against” in order to be elected. As the Meeting will be held following the expected coming into force of the CBCA Amendments, Shareholders will be afforded the opportunity to vote “for” or “against” in respect of each of the Board Nominees at the Meeting. In the event that the CBCA Amendments do not come into force as expected, the Corporation will treat votes “against” as “withheld”.
Advance Notice Provisions
The Corporation’s by-laws include an advance notice requirement relating to the nomination of directors (the “Advance Notice Requirement”) designed to facilitate an orderly and efficient director nomination process by ensuring that all Shareholders receive adequate notice of director nominations and sufficient information in respect of all nominees so that the proposed nominees’ qualifications and suitability as directors can be evaluated and an informed vote cast for the election of directors. The Advance Notice Requirement is intended to provide Shareholders, the Board and the Corporation with a clear framework for nominating directors and sets certain deadlines before each Shareholder meeting for a Shareholder to notify the Corporation of its intention to nominate one or more directors.
As the Meeting will be held on September 29, 2022, less than 50 days after the date of the first public announcement of the date of the Meeting on August 12, 2022, in order to be valid under the Advance Notice Requirement, notice must be received not later than August 22, 2022.
The Corporation’s by-laws set out the information that must be included in or that must accompany the nominating shareholder’s notice. The Board may, in its sole discretion, waive any provision under the Advance Notice Requirement. The entirety of the Advance Notice Requirement is set out in Corporation’s By-law No. 3 (the “Advance Notice By-law”), which is available on the Corporation’s SEDAR profile at www.sedar.com.
Board Nominees
All of the proposed Board Nominees to be elected at the Meeting have served since the dates set forth in the table below. Management does not contemplate that any of the Board Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed Proxy, in their discretion, in favour of another nominee.
The following tables set forth information with respect to each Board Nominee, including the number of Common Shares or other securities beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at August 27, 2022. The information as to Common Shares or other securities beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective Board Nominee.

Nominee	Biography
Joseph del Moral Ontario, Canada Director Chief Executive Officer Status: Non-Independent Director Since: April 2019 Board Committees: None.
Mr. del Moral is an experienced entrepreneur and a founder of the Corporation. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009. Mr. del Moral was also on the board of directors of Felix Health until July 2022, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral was conferred a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University in June 2001.

	Principal Occupations For Last Five Years
	CEO of Reunion; CEO of Trait Biosciences Inc.; CEO of CanvasRx Holdings Inc.
Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
1,122,208	22,000	—	1,144,208
Nominee	Biography
Ronan Levy(3) Ontario, Canada Director Former Executive Chairman Status: Non-Independent Director Since: April 2019 Board Committees: Compensation Committee
Mr. Levy is an entrepreneur and is a co-founder and former Executive Chairman of the Corporation. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.

	Principal Occupations For Last Five Years

Executive Chairman of Reunion; Chief Strategy Officer of Trait Biosciences Inc.; SVP Business & Corporate Affairs, of Aurora Cannabis Inc.; Chief Corporate Officer & General Counsel of CanvasRx Holdings Inc.; Principal, TDF Debt Advisory Law Professional Corporation; President of Toronto Gold

Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
703,405	22,000	—	725,405

Nominee	Biography
Hannan Fleiman Ontario, Canada Director Former President Status: Non-Independent Director Since: April 2019 Board Committees: None.
Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including the Corporation, CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman was a board member of MedicNL, a contract research organization, and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University in June 2006 and his BSc from University of Guelph in June 2003.

	Principal Occupations For Last Five Years
	President of Reunion; President of Trait Biosciences Inc.; Chief Operating Officer of CanvasRx Holdings Inc.
Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
716,183	22,000	—	738,183
Nominee	Biography
Helen M. Boudreau(2)(3) Massachusetts, USA Director Status: Independent Director Since: April 2020 Board Committees: Audit Committee (Chair) Compensation Committee
Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech focused on diseases that cause mortality, poverty, and inequality in low and middle-income countries from 2018 to 2019. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics (2017 – 2018) and FORMA Therapeutics (2014 – 2017). Helen worked at Novartis (2008 – 2014) and Pfizer (1999 – 2008), serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking at Bank of America (1987 – 1991), was an engagement manager at McKinsey & Company (1993 – 1996), a strategic consulting firm, and a Director of Strategic Planning at YUM! Brands/PepsiCo (1996 – 1999). Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, Shattuck Labs (NASDAQ:STTK), a biotech focused on oncology and autoimmune disease, and Rallybio (NASDAQ: RLYB), a biotech company. Helen earned a BA in Economics, summa cum laude, from the University of Maryland in 1987, and an MBA from the Darden Graduate School of Business at the University of Virginia in 1993.

	Principal Occupations For Last Five Years

Member of the board of Premier, Inc.; COO of the Bill & Melinda Gates Medical Research Institute; Chief Financial Officer, Protesostasis Therapeutics, Inc.; Board Member, Proteostasis Therapeutics, Inc.; Chief Financial Officer, FORMA Therapeutics, Inc.

Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
0	23,582	—	23,582

Nominee	Biography
Dieter Weinand(2)(3) Florida, USA Director Status: Independent Director Since: April 2020 Board Committees: Audit Committee Compensation Committee (Chair)
Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the Board of Directors of HealthPrize Technologies.

	Principal Occupations For Last Five Years

Chairman of the Board of Directors of Replimune Group Inc.; Executive Vice President of Primary Care and member of the Executive Committee at Sanofi; CEO and Chairman of the Board of Management of Bayer Pharma AG; Member of the Management Board at Bayer AG

Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
0	23,582	—	23,582

Nominee	Biography
Ellen Lubman(3) California, USA Director Status: Independent Director Since: June 2021 Board Committees: Compensation Committee
Ellen has served as Chief Business Officer of Werewolf Therapeutics, Inc. since August 2020. From October 2018 to July 2020, Ms. Lubman served as the Chief Business Officer at Impel NeuroPharma, Inc., a privately held biotechnology company focused on neurological diseases. Prior to Impel, she was the Vice President of External Science & Innovation at Forest Labs, from February 2014 until its acquisition by Actavis plc in July 2014, and served in the same role at Actavis through June 2018 during which time Actavis merged with and renamed itself Allergan plc. Prior to Allergan, Ms. Lubman held numerous executive and leadership roles at Kadmon Pharmaceuticals, Bristol Myers Squibb, Celtic Pharma Management, L.P., Robertson Stephens Investment Bank and Abbott Labs. She serves on the board of directors of GeneCentric Therapeutics as well as the Advisory Board of TMRW.org. Ms. Lubman also currently serves on the Scientific Advisory Board of the Daedalus Innovation Fund of Weill-Cornell and board of directors of Gilda’s Club of NYC and is the Southern California Chairwoman of Executive Women in BIO. Ms. Lubman earned her M.B.A. from Stanford Graduate School of Business with a focus on Global Management and her B.A. in Biology from Rutgers College.

	Principal Occupations For Last Five Years
	Chief Business Officer of Werewolf Therapeutics, Inc.; Chief Business Officer of Imperial NeuroPharma, Inc.
Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
40	20,000	—	20,040
Nominee	Biography
Barry Fishman(2) Ontario, Canada Lead Director Status: Independent Director Since: June 2021 Board Committees: Audit Committee
Barry Fishman has almost 25 years of experience as an entrepreneurial business leader, most recently as CEO of VIVO Cannabis Inc. (TSX:VIVO). Prior to joining VIVO, Mr. Fishman served as CEO of international specialty pharmaceutical company Merus Labs (TSX:MSL, NASDAQ:MSLI), through its 2017 acquisition by Norgine M.V. He also previously served as CEO of Teva Canada, a major affiliate of the world’s largest generic drug-maker and began his pharmaceutical career at Eli Lilly Canada, where he served as Vice President of Marketing. Mr. Fishman has also recently served as an independent director on a number of high-profile boards, including Aurora Cannabis Inc. (NYSE, TSX: ACB) and Canopy Growth Corporation (TSX:WEED, NASDAQ:CGC). Mr. Fishman graduated from McGill University with a concentration in finance and went on to become a CPA while working for Deloitte in Southern California.

	Principal Occupations For Last Five Years
	Chief Executive Officer of VIVO Cannabis Inc.; Chief Executive Officer of Merus Labs
Securities Beneficially Owned or Controlled
Common Shares	Options	RSUs, DSUs or PSUs	Total
30,000	20,000	—	50,000

Cease Trade Order, Bankruptcies or Insolvency Proceedings
Other than described below, to the best of the knowledge of the directors and officers of the Corporation, after having made due inquiry, except as identified below, none of the Board Nominees:
(a)
is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days (each an “order”) that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder;

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision; or

(e)
no personal holding company of any of the persons proposed to be nominated for election as a director at the Meeting is or has been, as applicable, subject to the foregoing during the applicable time periods.

Appointment of Auditors
The Board recommends that Ernst & Young LLP (“E&Y”) be re-appointed as the auditor of the Corporation to hold office until the next annual meeting of the Shareholders or until their successors are appointed. E&Y was appointed as the auditor of the Corporation at the previous annual and special meeting of shareholders held on September 24, 2021. E&Y audited the Corporation’s financial statements for the fiscal year-ended March 31, 2022. The Corporation’s financial statements for the fiscal year-ended March 31, 2021 were audited by the Corporation’s previous auditor, MNP LLP (“MNP”).
In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed Proxy intend to vote FOR the re-appointment of E&Y as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditors.
The re-appointment of E&Y as auditors and the authorization of the Board to fix their remuneration must be approved by an affirmative majority of the votes cast thereon by the holders of Common Shares represented in person or by Proxy at the Meeting.
Approval of the Equity Compensation Plan
At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution, the full text of which is set out below (the “Equity Compensation Plan Resolution”) approving a second amended and restated equity incentive plan in substantially the form set out as Schedule B to this Circular (the “Equity Compensation Plan”) in order to reflect certain amendments to the Corporation’s amended and restated equity incentive plan (the “Existing Plan”) which provide further clarity surrounding Awards granted to certain participants who are U.S. taxpayer in compliance with U.S. federal tax laws, permit the settling of dividend share units (“DSUs”) in cash and restricting the vesting of performance share units (“PSUs”) and restricted share units (“RSUs” and together with the PSUs and DSUs “Share Units”) to a minimum period of one-year (collectively, the “Plan Amendments”). If approved by Shareholders at the Meeting, all Share Units and stock options (“Options” and together with the Share Units, “Awards”). If approved by Shareholders at the Meeting, all future Awards will be governed by the Equity Compensation Plan and no future Awards will be governed by the terms of the Existing Plan.
A summary of the Existing Plan is included under the heading, “Statement of Executive Compensation — Existing Plan” below, and a summary of the Plan Amendments is included under the heading, “Matters to be Acted Upon at the Meeting — Summary of the Plan Amendments” below. These summaries are qualified in their entirety by the full text of the Existing Plan, which is available on the Corporation’s SEDAR profile at www.sedar.com and the form of Equity Incentive Plan set out as Schedule B hereto.
Summary of the Plan Amendments
The Equity Compensation Plan will allow the Corporation, in its discretion, to settle any DSUs in cash, calculated based on the Fair Market Value (as defined in the Equity Compensation Plan) per Common Share on the settlement date. In addition, the vesting of RSUs and PSUs will be restricted, such that no RSUs or PSUs may vest earlier than the date that is one-year from the date of grant.
In the case of U.S. taxpayers, the following terms shall apply to all Award granted under the Equity Compensation Plan:
•
the minimum exercise price of an Option must not be less than the Fair Market Value (as defined in the Equity Compensation Plan) of the Common Shares subject to such Option;

•
any extension to the expiry date of an Option in accordance with the Equity Compensation Plan will be limited the minimum extent necessary to comply with the requirements of Sections 409A, 422, 434, as applicable, of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•
settlement of Share Units shall occur within 90 days following the vesting date originally specified in the award agreement, granting such Share Units;

•
for purposes of Code Section 409A, in the event of a separation from service due to death or disability or termination other than for cause, any Share Units that accelerate in accordance with the Equity Compensation Plan shall be paid within 90 days following such separation from service or termination.

•
in the event of a Change of Control (as defined in the Equity Compensation Plan) where such Change of Control is a change in control event as defined under Code Section 409A and the surviving, successor or acquiring entity does not assume outstanding Share Units or substitute similar share units for outstanding Share Units, or if the Board otherwise determines in its sole discretion, the Corporation may settle vested Share Units in accordance with Code Section 409A;

•
Any action otherwise contemplated under the Equity Compensation Plan shall, with respect to an Award, be so taken solely to the extent permitted under, and in good-faith compliance with, Code Sections 409A, 422 and 424, and any payments or other consideration otherwise payable in respect of an Award in connection with a Change in Control shall be limited, accelerated or delayed, as applicable, to the minimum extent necessary to avoid taxation under Code Section 409A; and

•
with respect to the acceleration or delay of the time or schedule of any vesting or payment under the Equity Compensation Plan that is subject to (or would make an Award subject to) Code Section 409A is prohibited except as provided in regulations and administrative guidance promulgated under Code Section 409A.

The text of the Equity Compensation Plan Resolution management intends to place before the Meeting for approval is as follows:

“BE IT RESOLVED as an ordinary resolution of the shareholders of Reunion Neuroscience Inc. (the “Corporation”) that:
(1)
the proposed amendments to the amended and restated equity incentive plan of the Corporation (the “Existing Plan”) adopted by the board of directors of the Corporation (the “Board”) and approved by the holders of common shares of the Corporation (the “Shareholders”) on August 26, 2022 to provide further clarity surrounding Awards granted to certain participants who are U.S. taxpayer in compliance with U.S. federal tax laws, permit the settling of dividend share units (“DSUs”) in cash and restricting the vesting of performance share units (“PSUs”) and restricted share units (“RSUs” and together with the PSUs and DSUs “Share Units”) to a minimum period of one-year (collectively, the “Plan Amendments”) is hereby ratified and approved;

(2)
the second amended and restated equity incentive plan in the form attached as Schedule B to the management information circular of the Corporation dated August 28, 2022 (the “Equity Compensation Plan”) is hereby approved, and the Corporation shall have the ability to grants awards under the Equity Compensation Plan until September 29, 2025 (being the date that is three years from the date of the meeting at which Shareholder approval of the Plan Amendment and Equity Compensation Plan is being sought);

(3)
The Board is hereby authorized to make such amendments to the Equity Compensation Plan, including any amendments requested by the TSX in connection with their acceptance of the Equity Compensation Plan, and any other amendments to the Equity Compensation Plan from time to time, as may be required by the applicable regulatory authorities, the TSX or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Equity Compensation Plan, the approval of the Shareholders; and

(4)
Any one director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Corporation, may be necessary or desirable to carry out the terms of the foregoing resolutions.”

The form of the Equity Compensation Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the Equity Compensation Plan Resolution.
The Board unanimously recommends that Shareholders vote in favour of the Equity Compensation Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed Proxy intend to vote FOR the approval of the Equity Compensation Plan Resolution.
The Equity Compensation Plan Resolution must be approved by an affirmative majority of the votes cast thereon by the holders of Common Shares represented in person or by Proxy at the Meeting.
Other Matters
The Corporation knows of no other matters to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the enclosed Proxy and VIF confers discretion on the persons named on the Proxy or VIF to vote on such matters.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion & Analysis
The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for their compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.
The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.
Named Executive Officers
The purpose of this Statement of Executive Compensation is to provide information about the Corporation’s philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). For the purposes of this Circular, a NEO means each of the following individuals:
(a)
a chief executive officer (“CEO”) of the Corporation;

(b)
a chief financial officer (“CFO”) of the Corporation;

(c)
each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year.

During the fiscal year-ended March 31, 2022, the Named Executive Officers of the Corporation were: (i) Joseph del Moral, Chief Executive Officer; (ii) Donna Wong, Chief Financial Officer; (iii) Dr. Nathan Bryson, Chief Scientific Officer; (iv) Ronan Levy, Former Executive Chairman; (v) Mujeeb Jafferi, Chief Operating Officer; (vi) Hannan Fleiman, Former President and Director; and (vii) Dr. Ryan Yermus, Former Chief Clinical Officer and Director.
Compensation Governance
The Corporation’s compensation committee (the “Compensation Committee”) is currently comprised of four directors, Dieter Weinand (Chair), Helen M. Boudreau Ellen Lubman and Ronan Levy.
The Compensation Committee is responsible for annually determining the compensation for the directors and the executive officers. The Compensation Committee’s primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. See “Statement of Corporate Governance Practices” hereto for further information regarding the role of the Compensation Committee.
The Compensation Committee has been tasked with establishing an executive compensation program, which currently includes equity compensation.
Compensation Objectives and Principles
The primary goal of the Corporation’s executive compensation program is to attract and retain the key executives necessary for the Corporation’s long-term success, to encourage executives to further the development of the Corporation and its operations, and to motivate top quality and experienced executives.

The key elements of the executive compensation program are: (i) base salary; (ii) potential annual bonus awards; and (iii) incentive stock options and share units.
The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Corporation’s goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Corporation with other reporting issuers of similar size in the same industry.
The Board is of the view that all elements of the total program should be considered, rather than any single element, and as such the Corporation does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Corporation.
The terms of any proposed compensation for the directors of the Corporation who are not also officers of the Corporation (including any Awards to be granted) will be determined by the Compensation Committee.
The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Corporation.
As at the date of this Circular, the Board had not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Compensation Process
The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation’s executive officers. The Compensation Committee has not established formal criteria that are tied to total compensation or any significant element of total compensation, however, for some executives, future compensation is tied to the Corporation achieving certain goals. Whether an executive receives goal-based compensation is determined on a case-by-case basis. The Board is responsible for determining all forms of compensation, including long-term incentives in the form of Awards, to be granted to the NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Corporations’ success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Corporation’s Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Corporation’s operations in general.
Compensation Consultant
In September 2020, the Board retained the services of Global Governance Advisors (“GGA”) as its independent compensation consultant. Upon its retention, GGA conducted an external market review of our executive compensation program, and related compensation governance policies and practices to provide the Board some guidance as to how current design compares to market practices.
In February 2021, with GGA’s assistance, the Compensation Committee recommended, and the Board approved, a custom compensation peer group of similarly-situated companies. The peer group is comprised of size appropriate peer companies that share similar industry, operational and financial characteristics and that represent reasonable competitors for executive talent. With the new peer group, as well as the use of relevant compensation surveys, GGA conducted a study of market competitive executive pay levels, incentive designs and other pay practices, which the Corporation has implemented.
GGA recommended a primary peer group, made up of a combination of select cannabis, psychedelic, biotech and pharmaceutical companies, be used as a benchmark for compensation levels. GGA selected this primary peer group on the merits of the Corporation’s market capitalization, asset size, operations and geography. Due to the high volatility of the emerging psychedelic and mental wellness sector, GGA recommended less emphasis be placed on the market capitalization of the companies in this sector. The recommended primary peer group included companies such as Mind Medicine Inc., Seelos Therapeutics Inc., Numinus Wellness Inc., Zenabis Global Inc., Greenbrook TMS Inc., Emerald Health Therapeutics Inc.,

CloudMD Software & Services Inc. and others. In addition to the primary peer group, GGA also identified a number of organizations in a secondary peer group, which at the time were materially larger than the Corporation, but were used as a reference for potential effective compensation structures. The companies in the secondary peer group included Biogen Inc., Canopy Growth Corporation, Compass Pathways Plc., Sage Therapeutics Inc., Curaleaf HoldingsInc., and others.
The aggregate fees paid to GGA for executive compensation-related services, and all other services provided, during fiscal years-ending March 31, 2022 and 2021 were as follows:
Fiscal Year	Executive Compensation- Related Fees	All Other Fees	Total Fees Paid
2022	Nil	Nil	Nil
2021	$48,619	Nil	$48,619
Share-Based Awards
Long-term incentives in the form of Options and Awards are intended to align the interests of the Corporation’s directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Corporation would otherwise have to pay. Awards are another element of the Corporation’s long-term incentive program intended to align the interests of the Corporation’s directors and its executive officers with those of its Shareholders. The Existing Plan is, and if approved by the Shareholders, the Equity Compensation Plan will be administered by the Corporation’s Board. When determining the number of the Awards to be granted to the NEOs, reference will be made to the number of awards granted to officers in its peer group. The Compensation Committee also considers previous grants of Awards and the overall number of Awards that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of Awards and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Award compensation.
Insider Trading and Blackout Period Policy
All of the Corporation’s executives, other employees and directors are subject to the Corporation’s Insider Trading and Blackout Period Policy, which prohibits trading in the Corporation’s securities while in possession of material undisclosed information about the Corporation’s. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Corporation’s permits executives, including the NEOs, to trade in the Corporation’s securities only during prescribed trading windows.
Performance Graph
The following performance graph compares the total cumulative return to a Shareholder who invested C$100 in Common Shares on October 6, 2020 (the date on which the Corporation commenced trading on the Canadian Securities Exchange), assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index for each year following on October 6, 2020.

	October 6, 2020 ($)	March 31, 2021 ($)	March 31, 2022 ($)
Reunion Neuroscience Inc.	100	$177.97	$59.66
S&P/TSX Composite Total Return Index	100	$113.86	$134.38

Note:
Data sourced from TMX Money. The Corporation has not independently verified the information sourced from third parties provided herein.

The Corporation is of the view that compensation levels for the directors and executive officers cannot and should not be directly compared to year-over-year relative market performance. Market performance is impacted by a number of external factors beyond the control of management and thus an increase or decrease in the market price should not be a determining factor in establishing the annual compensation of the Corporation’s directors and executive officers. The stock price directly impacts the benefits enjoyed by the directors and executive officers from the Existing Plan is, and if approved by the Shareholders, the Equity Compensation Plan. As a result, the trend shown in the above graph does not necessarily correspond to the Company’s compensation to its directors and executive officers for the same period.
The Corporation’s compensation package is based on competitive compensation trends and the value of the services provided and is designed to attract and retain top quality personnel for the longer term in order to manage and grow the business through both adverse and favorable economic cycles. These factors may not yield immediate results in stock price.

Summary Compensation Table
The following table sets forth the compensation paid to the Corporation’s Named Executive Officers for the Corporation’s fiscal years-ending March 31, 2022, 2021 and 2020:
NEO Summary Compensation Table
Name and position	Year	Salary ($)	Share- based Awards(5) ($)	Option- based Awards(6) ($)	Non-equity Incentive Plan Compensation ($)		Pension value ($)	All other compensation(2) ($)	Total compensation ($)
					Annual Incentive Plan	Long-term Incentive Plan
Joseph del Moral(1) Chief Executive Officer Director	2022	219,274	—	—	57,000	—	—	6,367	282,641
	2021	116,058	—	436,344	30,000	—	—	4,282	586,684
	2020	15,385	—	100,810	—	—	—	2,474	118,669
Donna Wong Chief Financial Officer	2022	238,350	—	—	—	—	—	—	238,350
	2021	119,000	—	179,930	—	—	—	—	298,930
	2020	—	—	—	—	—	—	—	—
Dr. Nathan Bryson Chief Scientific Officer	2022	300,000	—	—	105,000	—	—	6,367	411,367
	2021	301,154	—	287,106	87,740	—	—	4,282	680,282
	2020	34,615	—	70,740	—	—	—	707	106,062
Ronan Levy(1)(4) Former Executive Chairman Director	2022	219,274	—	—	57,000	—	—	6,367	282,641
	2021	116,058	—	436,344	30,000	—	—	4,282	586,684
	2020	15,385	—	100,810	—	—	—	4,808	121,003
Hannan Fleiman(1)(4) Former President Director	2022	219,274	—	—	57,000	—	—	6,367	282,641
	2021	116,058	—	436,344	30,000	—	—	4,282	586,684
	2020	15,385	—	100,810	—	—	—	2,474	118,669
Mujeeb Jafferi(1)(3) (4) Chief Operating Officer Director	2022	219,274	—	—	57,000	—	—	6,367	282,641
	2021	116,058	—	436,344	30,000	—	—	1,745	584,147
	2020	15,385	—	100,810	—	—	—	1,006	117,201
Dr. Ryan Yermus(1)(3)(4) Former Chief Clinical Officer Director	2022	219,274	—	—	57,000	—	—	6,367	282,641
	2021	116,058	—	436,344	30,000	—	—	4,282	586,684
	2020	15,385	—	100,810	—	—	—	2,474	118,669

Notes:
(1)
All compensation is attributable to the person’s position as an officer of the Corporation and no compensation was received by such person in relation to their position as a director of the Corporation.

(2)
Other compensation comprises the Corporation-paid portion of health & dental insurance, personal life insurance, and membership fees to professional associations. None of the NEOs are entitled to perquisites or other personal benefits, which, in the aggregate, are worth over $50,000 or over 10% of their base salary.

(3)
Resigned as a director of the Corporation, effective July 29, 2021.

(4)
Resigned as an officer of the Corporation, effective August 11, 2022.

(5)
“Share-based Award” means an award of Common Shares. The dollar amount disclosed is based on the closing price per Common Shares at the date of each grant.

(6)
“Option-based Award” means an award of Options under the Existing Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
NEO External Management Companies
None of the NEOs of the Corporation have been retained or employed by an external management company that has entered into an understanding, arrangement or agreement with the Corporation to provide executive management services to the Corporation, directly or indirectly.
NEO Incentive Plan Awards
The following table summarizes, for each NEO, the number of option-based and share-based awards which were outstanding as at March 31, 2022, being the last day of the fiscal year-ended March 31, 2022:
NEO Incentive Plan Awards
	Option-based Awards				Share-based Awards
Name and position	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Joseph del Moral Chief Executive Officer Director	60,000	8.25	February 17, 2031	—	—	—	—
Donna Wong Chief Financial Officer	50,000	4.09	December 31, 2030	—	—	—	—
Dr. Nathan Bryson Chief Scientific Officer	300,000	0.50	March 31, 2030	172,500	—	—	—
	60,000	5.53	May 31, 2025	—	—	—	—
Ronan Levy(3) Former Executive Chairman Director	60,000	8.25	February 17, 2031	—	—	—	—
Hannan Fleiman(3) Former President Director	60,000	8.25	February 17, 2031	—	—	—	—
Mujeeb Jafferi(1)(3) Chief Operating Officer Director	60,000	8.25	February 17, 2031	—	—	—	—
Dr. Ryan Yermus(1)(3) Former Chief Clinical Officer Director	60,000	8.25	February 17, 2031	—	—	—	—

Notes:
(1)
Resigned as a director of the Corporation, effective July 29, 2021.

(2)
Resigned as an officer of the Corporation effective August 11, 2022.

The following table provides, for each NEO, a summary of the value of the option-based and share-based awards vested and non-equity incentive plan compensation earned during the fiscal year-ended March 31, 2022:
NEO Incentive Plan Awards — Value Vested or Earned During the Year
Name and position	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Joseph del Moral Chief Executive Officer Director	—	—	—
Donna Wong Chief Financial Officer	—	—	—
Dr. Nathan Bryson Chief Scientific Officer	352,375	—	—
Ronan Levy(3) Former Executive Chairman Director	—	—	—
Hannan Fleiman(3) Former President Director	—	—	—
Mujeeb Jafferi(3) Chief Operating Officer Director	—	—	—
Dr. Ryan Yermus(1)(3) Former Chief Clinical Officer Director	—	—	—

Notes:
(1)
Reflects the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the Options on the vesting date.

(2)
Resigned as an officer of the Corporation effective August 11, 2022.

Existing Plan
The Corporation adopted the Existing Plan to attract and retain officers, employees, directors and consultants of the Corporation and/or its affiliates, and to ensure the interests of key persons are aligned with the success of the Corporation and its affiliates.
The following information is intended as a brief description of the Existing Plan and is qualified in its entirety by the full text of the Existing Plan, a copy of which is available under the Corporation’s SEDAR profile at www.sedar.com:
Eligibility
Any director, officer, employee or consultant of the Corporation or any of its affiliates (collectively, “Eligible Participants”) is eligible to participate in the Existing Plan. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the Existing Plan will be determined in the sole and absolute discretion of the Board. Notwithstanding the foregoing, directors of the Corporation shall not be eligible to receive PSUs.
Common Shares Subject to the Existing Plan
The Existing Plan is a “rolling” plan which provides that the aggregate maximum number of Common Shares reserved for issuance under the Existing Plan (and all equity compensation plans) shall not exceed 15%

of the Corporation’s issued and outstanding Common Shares from time to time on a non-diluted basis, of which the maximum number of Common Shares reserved for issuance under the Plan pursuant to (i) Incentive Stock Options (as defined in the Existing Plan) is subject to a sublimit of 8,000,000, and (ii) Share Units is subject to a sublimit of 5% of the issued and outstanding Common Shares from time to time, on a non-diluted basis.
The Existing Plan is considered to be an “evergreen” plan as Common Shares of the Corporation covered by Awards which have been settled will be available for subsequent grant under the Existing Plan, and the number of Awards that may be granted under the Existing Plan increases if the total number of issued and outstanding Common Shares of the Corporation increases. As such, the Existing Plan must be approved by the majority of the Corporation’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.
Insider Participation Limit, Individual Limits, Annual Grant Limits and Non-Employee Director Limits
The Existing Plan provides that the maximum number of Common Shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one year period, under the Existing Plan, or when combined with all of the Corporation’s other share compensation arrangements, cannot exceed 10% of the Corporation’s issued and outstanding securities.
The aggregate value of all Awards granted to any one director who is neither a consultant nor an employee in any one year period under all security-based compensation arrangements of the Corporation may not exceed $150,000 (with no more than $100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a director.
Types of Awards
The Existing Plan provides for the grant of Options and Share Units. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the Existing Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Existing Plan and in accordance with applicable law, the Board may accelerate or defer the vesting of Awards, modify outstanding Awards, and waive any condition imposed with respect to Awards or Common Shares issued pursuant to Awards.
Stock Options
An Option entitles a holder thereof to purchase a prescribed number of Common Shares from treasury at an exercise price set at the time of the grant. The Board will establish the exercise price at the time each Option is granted, which exercise price must in all cases the greater of: (i) the Fair Market Value on the date of grant; and (ii) the closing price of the Common Shares on the TSX on the date of grant. Where “Fair Market Value” means with respect to a Common Share, as of any date, the closing price of the Common Shares on the TSX on the last trading day immediately preceding the applicable date or, if the Common Shares are not then readily tradable on an established securities market, the fair market value of such Common Shares as determined by the Board (by the reasonable application of a reasonable valuation method).
Subject to the provisions set forth in the Existing Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Existing Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, and (iii) determine the relevant vesting provisions (including performance criteria, if applicable) and the option term, which shall not be more than ten years from the date the Option is granted.
Subject to the approval of the Board, a Participant who is entitled to exercise an Option may exercise such Option on a cashless basis. In such event, a Participant may give notice in writing to the Corporation of the Participant’s intention to elect to surrender a number of vested Options in exchange for an amount equal to (i) the aggregate fair market value of the Common Shares underlying the vested Options being surrendered, minus (ii) the aggregate exercise price of the Common Shares underlying the vested Options being surrendered and any applicable withholding taxes. The Corporation shall satisfy the payment of such amount by issuing to the Participant such number of Common Shares (rounded down to the nearest whole number) with an aggregate Fair Market Value equal to such amount.
Subject to the approval of the Board, a Participant may give notice in writing to the Corporation of the Participant’s intention to exercise any Option pursuant to a broker-assisted cashless exercise and elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Options by a securities dealer designated by the Corporation, less the aggregate exercise price, any applicable withholding taxes, and any transfer costs charged by the securities dealer to sell the Common Shares; (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options minus the number of Common Shares sold in the capital markets by a securities dealer designated by the Corporation as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer to sell the Common Shares; or (iii) a combination of (i) and (ii).
Share Units
A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient to receive a Common Share subject to such restrictions and conditions on vesting as the Board may determine at the time of grant. Restrictions and conditions on vesting of the Share Units, may, without limitation, be based on the passage of time during continued employment or other service relationship (typically in respect of an RSU) the achievement of specified performance criteria (typically in respect of a PSU), or both. The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the Existing Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and the period between the date of grant of such Share Units and the latest vesting date in respect of any portion of such Share Units of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units.
Subject to the vesting and other conditions and provisions in the Existing Plan and in the applicable award agreement, each Share Unit entitles the holder thereof to receive, on settlement, to the number of Common Shares that is equal to the number of vested Share Units held by the Eligible Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares (net of Common Shares withheld to satisfy any applicable withholding taxes).
Dividend Equivalents
When regular dividends (other than stock dividends) are paid on Common Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, which Dividend Share Units shall be in the form of either RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account will be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs.
Black-out Periods
If an Option expires during, or within ten days after, a routine or special trading blackout period imposed by the Corporation to restrict trades in the Corporation’s securities, then, subject to certain exceptions, the Option shall expire ten business days after the expiration of the blackout period (the “Blackout Extension Date”). Notwithstanding the foregoing, the Blackout Extension Date shall be available (a) only when the routine or special trading blackout period is self-imposed by the Corporation, and (b) applies to all Participants, under the same terms and conditions. For greater certainty, the Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the expiration of the blackout period.

Expiry Date of Awards
While the Existing Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of an Option may not be more than 10 years from its date of grant, and (b) the settlement date of a Share Unit may not be later than December 31 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of the Corporation. All Awards must vest and settle in accordance with the provisions of the Existing Plan and any applicable award agreement, which award agreement may include an expiry date for a specific Award.
Termination of Employment or Services
Options
Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date. Where “Termination Date” means: (i) in respect of a Participant who is a director or consultant of the Corporation or its affiliates, the date the Participant ceases to be a director or consultant for any reason, as applicable; and (ii) in respect of a Participant who is an employee or officer of the Corporation or its affiliates, the Participant’s last day of active employment with his or her employer (other than in connection with the Participant’s transfer of employment to an affiliate of his or her employer); in each case, regardless of whether the Participant’s employment or engagement with the Corporation or any of its affiliates is terminated with or without cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law.
In the event a Participant ceases to be an employee, officer, director or consultant of the Corporation or any of its affiliates other than as a result of a termination for cause or the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such Options, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with the Existing Plan. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect. Certain vested options issued to participants prior to the spin out of the Corporation’s former subsidiary, Field Trip Health & Wellness Ltd., will continue to be available for exercise for a period of 12-months as part of the arrangement which gave effect to the spin out.
In the event a Participant ceases to be an employee, officer, director or consultant of the Corporation or any of its affiliates as a result of the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such Options, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with the Existing Plan. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.
In the event a Participant ceases to be an employee, officer, director or consultant of the Corporation or any of its affiliates as a result of being terminated for cause, all Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.
Share Units
Share Units that are not vested as of the Participant’s Termination Date for any reason, other than by reason of death or disability, shall automatically terminate on the Termination Date.
In the event a Participant ceases to be an employee, officer, director or consultant of the Corporation or any of its affiliates other than as a result of a termination for cause, then any vested Share Units in the Participant’s Share Unit Account on the Termination Date shall be settled as soon as practicable following the Termination Date in accordance with the Existing Plan.

In the event a Participant ceases to be an employee, officer, director or consultant of the Corporation or any of its affiliates as a result of being terminated for cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.
In the event a Participant ceases to be an employee, director or consultant of the Corporation as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an employee, officer, director or consultant during the particular vesting period, as provided in the applicable agreement, is of the entire time of the particular vesting period, as provided in the applicable agreement; and, (ii) in the case of PSUs, in the same proportion that performance vesting conditions in respect of a particular performance period have been achieved by the employee or consultant, as the case may be, is of all of the performance vesting conditions in respect of a particular performance period, as provided in the applicable agreement.
Change of Control
Under the Existing Plan, in the event of a potential Change in Control, except as otherwise provided in the applicable resolution granting an Award, the Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the intrinsic value of any such Option as of immediately prior to such Change in Control), effected in accordance with Sections 409A and 424 of the United States Internal Revenue Code of 1986 to the extent applicable; and/or

(b)
acceleration of the vesting and the right to exercise such Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised. If the Change in Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to the Existing Plan shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated.

For purposes of the application of the Change in Control provisions to any outstanding Award, if such Award is subject to performance criteria (including any performance vesting conditions), the level of attainment of such criteria shall be determined by the Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
Under the Existing Plan, a “Change in Control” includes, unless the Board determines otherwise, the happening of any of the following events:
(a)
a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of the Corporation and its subsidiaries to an arm’s length third party purchaser;

(b)
a sale resulting in no less than a majority of the Common Shares (or other voting securities of the Corporation) on a fully diluted basis being held by an arm’s length third party purchaser, its affiliates and any other person acting jointly or in concert with such third party purchaser; provided that, prior to such sale, such persons did not hold, in the aggregate, a majority of the Common Shares (or other voting securities of the Corporation) on a fully diluted basis;

(c)
a merger, consolidation, recapitalization or reorganization of the Corporation with or into an arm’s length third party purchaser that results in the inability of the holders of Common Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or

(d)
any additional event that the Board reasonably determines is a Change in Control.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the United States Internal Revenue Code of 1986 with respect to the payment of deferred compensation to any U.S. taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Section 409A of the United States Internal Revenue Code of 1986;
Non-Transferability of Awards
Except as specifically provided in a grant agreement approved by the Board, each Award granted under the Existing Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such Award. No Award granted under the Existing Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
Amendments to the Existing Plan
The Board may amend or suspend any provision of the Plan or any Award or award Agreement, or terminate this Plan, at any time without approval of security holders, subject to those provisions of applicable law and the rules, regulations and policies of the TSX, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth the Existing Plan, or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
The Board may, from time to time, in its absolute discretion and without approval of the Shareholders, make the following amendments to the Existing Plan:
(a)
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Existing Plan or any Award or to correct or supplement any provision of the Existing Plan or any Award that is inconsistent with any other provision of the Existing Plan or any Award;

(b)
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(c)
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(d)
amendments to the vesting provisions of the Existing Plan or any Award;

(e)
amendments to include or modify a cashless exercise feature, payable in cash or Common Shares;

(f)
amendments to the termination or early termination provisions of the Existing Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date of an Option; and

(g)
amendments necessary to suspend or terminate the Existing Plan.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders is required to effect any of the following amendments to the Existing Plan:
(a)
any amendment to increase the maximum number of Common Shares issuable under the Existing Plan, other than pursuant to Section 14.1;

(b)
any amendment which reduces the Option Price of an Option or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by the exchange(s) on which the Common Shares are then listed, in each case, other than pursuant to certain adjustments for corporate reorganizations as provided in the Existing Plan;

(c)
any amendment extending the term of an Option beyond the original expiry date, except as provided in Existing Plan;

(d)
any amendment which deletes or reduces the range of amendments which require approval by the security holders of the Corporation;

(e)
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(f)
any amendment which would allow for the transfer or assignment of Awards under the Existing Plan, other than for normal estate settlement purposes; and

(g)
amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

Pension Plan Benefits
The Corporation does not have a pension plan in place and therefore there were no pension plan benefit awards made to a director or NEO during the financial year ended March 31, 2022.
Termination, Change of Control Benefits and Executive Agreements of the NEOs
Joseph del Moral
The Corporation entered into an employment agreement with Mr. del Moral in February 2020, for his role as Chief Executive Officer. Under the terms of the agreement, Mr. del Moral was entitled to a base annual salary of $100,000, and was eligible for an annual bonus of up to 30% of his annual salary, at the discretion of the Board. Based on the achievement of performance objectives established from time to time by the Board. In addition, Mr. del Moral is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Mr. del Moral would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Mr. del Moral resigns from his position within 12-months of a change of control, in addition to accrued amounts, Mr. del Moral would be entitled to an amount equal to 18-months of his base salary plus his annual bonus amount.
On January 1, 2021, Mr. del Moral’s base annual salary increased to $175,000 and his eligibility for an annual bonus was increased up to 40% of his annual salary. On August 1, 2021, Mr. del Moral’s base annual salary increased to $230,000. Both increases were due to the Corporation achieving specific milestones. In addition, Mr. del Moral was issued 60,000 stock options. Mr. del Moral’s compensation package was recommended by the Compensation Committee, and approved by the Board, on advice of an independent, third-party executive compensation consultant (the “Consultant”).
Donna Wong
The Corporation retained the services of Ms. Wong via an engagement letter in August 2020, for her role as Chief Financial Officer. Under the terms of the engagement, Ms. Wong is entitled to a fee ranging from $2,000 to $1,750 per day based on the number of days per month where her services are required. Ms. Wong is entitled to participate in all equity incentive plans applicable to the other key executives of the Corporation.
Nathan Bryson
The Corporation entered into an employment agreement with Dr. Bryson in December 2019, for his role as Chief Scientific Officer. Under the terms of the agreement, Dr. Bryson is entitled to a base annual salary of

$300,000, was granted 300,000 stock options and is eligible for an annual bonus of up to 35% of his annual salary, at the discretion of the Corporation. In addition, Dr. Bryson was awarded 60,000 stock options as a long-term incentive and retention award, is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Dr. Bryson would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Dr. Bryson resigns from his position within 12-months of a change of control, within his first six years of employment with the Corporation, in addition to accrued amounts, Dr. Bryson would be entitled to an amount equal to 12-months of his base salary, plus his pro-rated annual bonus amount for such 12-month period. In addition to the foregoing, for every year of service following the 6 year period, Dr. Bryson would be entitled to an additional month of compensation.
Ronan Levy
The Corporation entered into an employment agreement with Mr. Levy in February 2020, for his role as Executive Chairman. Under the terms of the agreement, Mr. Levy was entitled to a base annual salary of $100,000, and was eligible for an annual bonus of up to 30% of his annual salary, at the discretion of the Board. Based on the achievement of performance objectives established from time to time by the Board. In addition, Mr. Levy is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Mr. Levy would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Mr. Levy resigns from his position within 12-months of a change of control, in addition to accrued amounts, Mr. Levy would be entitled to an amount equal to 18-months of his base salary plus his annual bonus amount.
On January 1, 2021, Mr. Levy’s base annual salary increased to $175,000 and his eligibility for an annual bonus was increased up to 40% of his annual salary. On August 1, 2021, Mr. Levy’s base annual salary increased to $230,000. Both increases were due to the Corporation achieving specific milestones. In addition, Mr. Levy was issued 60,000 stock options. Mr. Levy’s compensation package was recommended by the Compensation Committee, and approved by the Board, on advice of the Consultant.
Mr. Levy’s employment agreement was assigned to a third-party company on August 11, 2022 in connection with the corporate reorganization which resulted in the arrangement that resulted in the spin out of the Corporation’s former subsidiary, Field Trip Health & Wellness Ltd. (the “Spin Out”)
Hannan Fleiman
The Corporation entered into an employment agreement with Mr. Fleiman in February 2020, for his role as Executive Chairman. Under the terms of the agreement, Mr. Fleiman was entitled to a base annual salary of $100,000, and was eligible for an annual bonus of up to 30% of his annual salary, at the discretion of the Board. Based on the achievement of performance objectives established from time to time by the Board. In addition, Mr. Fleiman is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Mr. Fleiman would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Mr. Fleiman resigns from his position within 12-months of a change of control, in addition to accrued amounts, Mr. Fleiman would be entitled to an amount equal to 18-months of his base salary plus his annual bonus amount.
On January 1, 2021, Mr. Fleiman’s base annual salary increased to $175,000 and his eligibility for an annual bonus was increased up to 40% of his annual salary. On August 1, 2021, Mr. Fleiman’s base annual salary increased to $230,000. Both increases were due to the Corporation achieving specific milestones. In addition, Mr. Fleiman was issued 60,000 stock options. Mr. Fleiman’s compensation package was recommended by the Compensation Committee, and approved by the Board, on advice of the Consultant.
Mr. Fleiman resigned on August 11, 2022 in connection with the Spin Out.

Mujeeb Jafferi
The Corporation entered into an employment agreement with Mr. Jafferi in February 2020, for his role as Chief Operating Officer. Under the terms of the agreement, Mr. Jafferi was entitled to a base annual salary of $100,000, and was eligible for an annual bonus of up to 30% of his annual salary, at the discretion of the Board. Based on the achievement of performance objectives established from time to time by the Board. In addition, Mr. Jafferi is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Mr. Jafferi would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Mr. Jafferi resigns from his position within 12-months of a change of control, in addition to accrued amounts, Mr. Jafferi would be entitled to an amount equal to 18-months of his base salary plus his annual bonus amount.
On January 1, 2021, Mr. Jafferi’s base annual salary increased to $175,000 and his eligibility for an annual bonus was increased up to 40% of his annual salary. On August 1, 2021, Mr. Jafferi’s base annual salary increased to $230,000. Both increases were due to the Corporation achieving specific milestones. In addition, Mr. Jafferi was issued 60,000 stock options. Mr. Jafferi’s compensation package was recommended by the Compensation Committee, and approved by the Board, on advice of the Consultant.
Mr. Jafferi’s employment agreement was assigned to a third-party company on August 11, 2022 in connection with the Spin Out.
Dr. Ryan Yermus
The Corporation entered into an employment agreement with Mr. Yermus in February 2020, for his role as Chief Clinical Officer. Under the terms of the agreement, Mr. Yermus was entitled to a base annual salary of $100,000, and was eligible for an annual bonus of up to 30% of his annual salary, at the discretion of the Board. Based on the achievement of performance objectives established from time to time by the Board. In addition, Mr. Yermus is entitled to the reimbursement of his reasonable expenses, to participate in all incentive plans applicable to the other key executives of the Corporation, and to the payment of the cost of medical and dental insurance premiums. In the event of a change of control, the vesting of all equity incentives held by Mr. Yermus would be accelerated. In the event that the employment agreement is terminated by the Corporation without cause, or Mr. Yermus resigns from his position within 12-months of a change of control, in addition to accrued amounts, Mr. Yermus would be entitled to an amount equal to 18-months of his base salary plus his annual bonus amount.
On January 1, 2021, Mr. Yermus’s base annual salary increased to $175,000 and his eligibility for an annual bonus was increased up to 40% of his annual salary. On August 1, 2021, Mr. Yermus’s base annual salary increased to $230,000. Both increases were due to the Corporation achieving specific milestones. In addition, Mr. Yermus was issued 60,000 stock options. Mr. Yermus’s compensation package was recommended by the Compensation Committee, and approved by the Board, on advice of the Consultant.
Mr. Yermus resigned on August 11, 2022 in connection with the Spin Out.
Liability Insurance of Directors and Officers
The Corporation has directors’ and officers’ liability insurance coverage for losses to the Corporation if the Corporation is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Corporation against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Corporation. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance for the financial year ended 2022 was $4,588,003.
Indemnification
The by-laws of the Corporation provide for indemnification of directors and executive officers to the fullest extent permitted by the CBCA.

The Corporation has also entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Corporation or is or was serving at the Corporation’s request as a director or officer of another entity, such director or officer will be indemnified and held harmless by us to the fullest extent authorized by and in the manner set forth in the CBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, to the fullest extent allowable under applicable law, we shall also indemnify against any costs actually and reasonably paid or incurred by a director or officer in connection with any action or proceeding by such director or officer for (i) indemnification or reimbursement of any costs, or payment of any cost advance, by us under any provision of the agreements, or under any other agreement or provision of our constating documents and (ii) recovery under any directors’ and officers’ liability insurance policies maintained by us, regardless of whether the director or officer ultimately is determined to be entitled to such indemnification or insurance recovery, as the case may be.
STATEMENT OF DIRECTOR COMPENSATION
Director Compensation
Only the four independent directors of the Corporation, being Helen M. Boudreau, Dieter Weinand, Ellen Lubman and Barry Fishman received compensation for their services as directors of the Corporation during the fiscal year-ended March 31, 2022. The three non-independent directors, being Joseph del Moral, Ronan Levy and Hannan Fleiman do not receive any compensation as directors. The following table sets out information concerning the fiscal year-ended March 31, 2022, compensation earned by, paid to, or awarded to the independent directors of the Corporation:
Independent Director Summary Compensation Table
Name and position	Fees earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension value ($)	All other compensation(1) ($)	Total ($)
Helen M. Boudreau Director	97,617	—	—	—	—	—	—	97,617
Dieter Weinand Director	65,078	—	—	—	—	—	—	65,078
Ellen Lubman Director	53,364	—	613,560	—	—	—	—	666,924
Barry Fishman Lead Director	63,133	—	613,560	—	—	—	—	666,924

Notes:
(1)
Other compensation comprises the Corporation-paid portion of health & dental insurance, personal life insurance, and membership fees to professional associations. None of the NEOs are entitled to perquisites or other personal benefits, which, in the aggregate, are worth over $50,000 or over 10% of their base salary.

Director external management companies
None of the directors of the Corporation have been retained or employed by an external management company that has entered into an understanding, arrangement or agreement with the Corporation to provide services to the Corporation, directly or indirectly.
Director Incentive Plan Awards
The following table summarizes, for each director of the Corporation, the number of option-based and share-based awards which were outstanding as at March 31, 2022, being the last day of the fiscal year-ended March 31, 2022:

Independent Director Incentive Plan Awards
	Option-based Awards				Share-based Awards
Name and position	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Helen M. Boudreau Director	100,000	0.50	April 2, 2030	55,103	—	—	—
	17,911	8.25	February 17, 2031	—	—	—	—
Dieter Weinand Director	100,000	0.50	April 2, 2030	55,103	—	—	—
	17,911	8.25	February 17, 2031	—	—	—	—
Ellen Lubman Director	100,000	7.00	June 30, 2035	—	—	—	—
Barry Fishman Lead Director	100,000	7.00	June 30, 2035	—	—	—	—
The following table provides, for each director of the Corporation, a summary of the value of the option-based and share-based awards vested and non-equity incentive plan compensation earned during the fiscal year-ended March 31, 2022:
Director Incentive Plan Awards — Value Vested or Earned During the Year
Name and position	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Helen M. Boudreau Director	233,394	—	—
Dieter Weinand Director	233,394	—	—
Ellen Lubman Director	—	—	—
Barry Fishman Lead Director	—	—	—
EQUITY COMPENSATION PLAN INFORMATION
The following table sets forth, as of March 31, 2022, information concerning securities authorized for issue under equity compensation plans of the Corporation, together with the percentage of issued and outstanding Common Shares that such amount represents:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders	6,056,540	$3.49	2,666,078
	(10.4)%		(4.6)%
Equity compensation plans not approved by security holders	—	—	—
Total	6,056,540	$3.49	2,666,078
	(10.4)%		(4.6)%

Notes:
(1)
As of March 31, 2022, the Corporation had 58,150,789 Common Shares issued and outstanding, resulting in a total of 8,722,618 (15%) in total available securities to be issued under all equity compensation plans.

Burn Rate
The following table provides the number of equity based awards granted each year (burn rates) under the Existing Plan for the fiscal years ended March 31, 2022 and 2021. The Existing Plan was amended and restated on September 24, 2021 to allow for the issuance of Share Units in addition to the issuance of Options.
Number of Securities Granted Under the Existing Plan for the Fiscal Years Ended March 31, 2022 and 2021
Fiscal Year	Number of Options Granted	Number of Share Units Granted	Weighted Average Number of Common Shares	Burn Rate(1)
2022	2,071,286	—	57,751,224	3.6%
2021	3,160,193	—	33,067,833	9.6%

Notes:
(1)
Calculated as the percentage obtained by dividing the number of securities granted under the Corporation’s equity compensation plan during the applicable fiscal year, divided by the weighted average number of Common Shares outstanding during such period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director, executive officer, employee, former director, former executive officer or former employee of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries as at the date of this Circular.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
General
The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines.
With respect to the United States, the Corporation is required to comply with the provisions of, among other laws, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Jumpstart Our Business Startups Act of 2012, and the applicable rules adopted by the U.S. Securities and Exchange Commission pursuant to such laws, as well as the NASDAQ Marketplace Rules (the “NASDAQ Rules”), in each case, as applicable to foreign private issuers.
NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Corporation must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a summary of such differences.
Shareholder Approval Requirements
NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The

Corporation does not follow NASDAQ Rule 5635. Instead, and in accordance with the NASDAQ exemption, the Corporation complies with applicable corporate and securities laws, which do not require shareholder approval for dilutive events unless the Corporation were to dispose of all or substantially all of its undertaking. In addition, the Corporation follows the TSX rules policies, which require shareholder approval if the number of securities issuable as payment of the purchase price in an acquisition exceeds 25% of the Corporation’s outstanding securities on a non-diluted basis.
In addition, NASDAQ Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. We do not follow this NASDAQ Rule. Instead, and in accordance with the NASDAQ exemption, we comply with applicable corporate and securities laws, which do not require shareholder approval of equity compensation plans and TSX rules which require the approval of equity compensation plans every three years or earlier if certain prescribed amendments to an equity compensation plan are made.
Quorum Requirement
NASDAQ Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33-1∕3% of the outstanding shares of the Corporation’s shares. The Corporation does not presently follow this NASDAQ Rule. Instead, the Corporation complies with applicable corporate and securities laws and its by-laws which do not require a quorum of no less than 33-1∕3% of the Common Shares and provides that the quorum for the transaction of business at a meeting of shareholders is at least two voting persons holding or representing, in the aggregate, not less than 5% of the issued and outstanding shares of the applicable class.
Independent Director Oversight of Executive Compensation and Board Nominations
NASDAQ’s Marketplace Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the Board or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Corporation is not required to comply with NASDAQ Rules 5605(d) or 5605(e). Instead, and in accordance with the NASDAQ exemption, the Corporation complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.
Proxy Delivery Requirements
NASDAQ Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to NASDAQ. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.
Board of Directors
The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.
The Board will, assuming the election of management’s nominees for appointment to the Board as described in this Information Circular, be comprised of seven directors, four of whom have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment, and are “independent” within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules.
The independent directors are Helen M. Boudreau, Dieter Weinand, Ellen Lubman and Barry Fishman.

Joseph del Moral, Ronan Levy and Hannan Fleiman, are not independent within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules, the by virtue of them being members of the Corporation’s management currently or within the past three years.
The Board annually reviews and makes a determination as to the independence of each director in light of all applicable laws, rules, regulations and stock exchange requirements.
During the fiscal year-ended March 31, 2022, following the conclusion of formal business of each quarterly Board meeting, the non-independent directors were asked to leave the meeting and the independent directors held an “in camera” meeting to facilitate open and candid discussion. Since the beginning of the fiscal year-ended March 31, 2022, two of such meetings of independent directors have been held. It is anticipated that “in camera” meetings of the independent directors will continue to be held in this manner during the current fiscal year.
Ronan Levy, the Former Executive Chairman of the Board is not independent as such term is defined in NI 58-101 and NI 52-110. As such, the Corporation previously appointed Barry Fishman as the lead director, in order to provide independent leadership to the Board. The lead director has the responsibility of working in conjunction with the Compensation Committee to conduct the annual Board and individual director’s assessment process. The lead director also provides leadership to ensure that the Board functions independently of management, calls and chairs meetings of the independent directors and serves as the liaison between the Board’s independent directors and the Executive Chairman.
The following table summarizes the meetings of the Board and its standing committees held for the fiscal year ended March 31, 2022, and the attendance at such meetings of each director.
Record of Attendance
Director	Board		Audit Committee		Compensation Committee		Total
Joseph del Moral	11 of 11	100%	N/A	N/A	N/A	N/A	100%
Ronan Levy	7 of 11	63.6%	N/A	N/A	3 of 4	75%	66.7%
Hannan Fleiman	8 of 11	72.7%	N/A	N/A	N/A	N/A	72.7%
Helen M. Boudreau	11 of 11	100%	4 of 4	100%	4 of 4	100%	100%
Dieter Weinand	9 of 11	81.8%	4 of 4	100%	4 of 4	100%	89.5%
Ellen Lubman	10 of 11	90.9%	N/A	N/A	2 of 4	50%	80%
Barry Fishman	9 of 11	81.8%	3 of 4	75%	N/A	N/A	80%
Mandate of the Board
The primary mandate of the Board is supervising the management of the business and affairs of the Corporation and its subsidiaries as a whole and acting as an independent and informed monitor of both the conduct of the Corporation and the performance of its management. The Board discharges certain of its responsibilities through delegation to its committees as more particularly set out in the committee mandates. The Board’s written mandate (the “Mandate of the Board”), a copy of which is available on the Corporation’s website at www.reunionneuro.com, and which is attached as Schedule A to this Circular.
Position Description
The Board has adopted written position descriptions for the Executive Chairman and for the Lead Director, which positions are held by Ronan Levy and Barry Fishman, respectively. These position descriptions are reviewed regularly by the Board and are available on the Corporation’s website at www.reunionneuro.com, and summarized below.
The Executive Chairman provides leadership to the Board in discharging their mandate as set out in the Mandate of the Board by promoting a thorough understanding of the duties and responsibilities of the directors and the distinction between the role of the directors and the role of management. The Executive Chairman is expected to:

(a)
act as the liaison between the Board and management, as well as between independent and non-independent directors, promoting open and constructive discussions;

(b)
promote the proper flow of information to the directors to keep the directors fully apprised of all matters which are always material to the directors and ensures that all items requiring the approval of the directors are appropriately presented to the directors;

(c)
ensure that external advisors retained or to be retained by the Board are appropriately qualified;

(d)
In connection with meetings of the Board:

(i)
schedule meetings of the Board and coordinate with the chairs of the various committees of the Board to schedule meetings of such committees;

(ii)
organize and present the agenda for meetings of the Board based on input from other directors;

(iii)
monitor the adequacy of the materials provided to the Board by management in connection with the directors’ deliberations;

(iv)
ensure that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board; and

(v)
preside over meetings of the Board; and

(e)
preside over the meetings of the Corporation’s Shareholders and respond to any questions that are put to the Board at any meeting of Shareholders.

The Lead Director has, among others, the responsibility of working in conjunction with the Compensation Committee to conduct the annual Board and individual director’s assessment process and to:
(a)
provide leadership to ensure that the Board functions independently of management;

(b)
review and approve meeting agendas and the annual schedule of meetings;

(c)
call and chair meetings of the independent directors and inform the chair of the Board (Chair) of the issues considered at such meetings;

(d)
take on the responsibilities of the Chair during meetings when the Chair declares a conflict or otherwise excuses himself from the debate on an agenda item or does not participate in a vote;

(e)
preside, in the absence of the Chair, at Board meetings and the annual meeting of shareholders;

(f)
serve as the liaison between Reunion’s independent directors and the Chair; and

(g)
Work with the Chair and the CEO to ensure that the Board is provided with the resources, including external advisers and consultants as considered appropriate, to permit it to carry out its responsibilities and bring to the attention of the Chair and the CEO any issues that are preventing the Board from being able to carry out its responsibilities.

The Board has not adopted written position descriptions for the CEO, other than as described in the CEO’s employment contract, or the committee chairs on the basis that the roles are well understood by all of the directors. In general, the roles of the Board and committee chairs are to ensure that the Mandate of the Board or the mandate of a committee, as set out in their respective charters, are carried out in full.
With respect to the chairs of the committees, the Board has determined that their responsibilities include providing leadership to the applicable committee to carry out the committee’s mandate as set out in a charter or through regulatory requirements and enhancing the committee’s effectiveness through facilitating the committee’s interaction with management, the Board and other committees of the Board and reporting as appropriate to the Board with respect to the committee’s work.
With respect to the CEO, the CEO is responsible for the overall leadership and management of the Corporation in accordance with the strategies, policies and mandates established by the Board from time to time, and reports to the Board regarding the management and operations of the Corporation including the progress or deviations, if any, from the strategic plans set by the Board.
Other Directorships
The following Board Nominees are currently directors of the following reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction:
Name	Exchange	Name of Other Reporting Issuer
Helen M. Boudreau	NASDAQ	Premier, Inc.
	NASDAQ	Rallybio Corporation
	NASDAQ	Shattuck Labs, Inc.
Dieter Weinand	NASDAQ	Replimune Group Inc.
Barry Fishman	NASDAQ	Akerna Corp
Orientation and Continuing Education of Board Members
The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.
Members of the Board are also encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars and visit the Corporation’s offices. Board members have full access to records.
Ethical Business Conduct
Directors, officers, employees, contractors and associates of the Corporation (collectively, “Personnel”) are expected to comply with the Corporation’s code of ethics & business conduct (the “Code”), the objective of which is to ensure that the Corporation maintains a high level of integrity, ethics and accountability and act as a framework in guiding the operations and business practices of the Corporation and its Personnel. As part of the Code, the Corporation has set up a whistleblower portal through which potential violations of the Code can be reported on a confidential basis. The Code can be viewed at the Corporation’s website at www.reunionneuro.com and is also available on the Corporation’s SEDAR profile at www.sedar.com. Currently, the Board has the responsibility to monitor compliance with the Code and to recommend improvements as deemed necessary or desirable. The Code is reviewed by the Board periodically as conditions dictate, but at least annually to ensure compliance with any rules or regulations and approve any modifications if and when appropriate.
The Corporation expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.
The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company’s general counsel or human resources.
Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest
When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Corporation, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the CBCA, any officer or director of the Corporation with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual’s duty as a director or senior officer of the Corporation.
Protection and Proper Use of Corporate Assets, Information and Opportunities
Confidential information is not to be used for any purposes other than those of the Corporation. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Corporation and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Corporation.
In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.
The duty of confidentiality applies to all Board members and employees even after leaving the Corporation regardless of the reason for departing.
Compliance with Laws, Rules and Regulations
It is required that the Corporation is in compliance with all legislation applicable to the Company’s business operations, including but not restricted to the federal and provincial laws of Canada, and any other applicable laws in jurisdictions where the Corporation operates.
All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Corporation and any legislation applicable to their duties and responsibilities.
The Board has adopted the Code, which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of the Corporation’s property and resources.
Nomination of Directors
The Board is responsible for nominating individuals for election to the Board by the Corporation’s Shareholders at each annual general meeting of Shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of Shareholders. The Board, in accordance with the Mandate of the Board, is responsible for identifying, reviewing, evaluating and recommending to the Board candidates to serve as directors. The Corporation is currently considering the establishment of a formal nominating and governance committee.
At all times, the Corporation seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing the Boards composition or identifying suitable candidates consideration is given to whether a candidate is or would be “independent” and “financially literate” within the meaning of applicable law and the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess; (ii) are considered to be necessary for each existing director to possess; and (iii) each new nominee will bring to the Board. The Board’s directors also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board. In addition, to the foregoing criteria the Corporation has due regard to the benefits of diversity.
The board discusses nominations as a whole, seeking advice from external advisors as they deem fit, to achieve consensus as to nominations and other governance matters. Further, the Board conducts an annual assessment of its composition and efficacy with the assistance of external counsel. Such assessment is confidential and it designed to elicit unfettered board feedback.
Majority Voting Policy
The Board has included and approved, as part of the Mandate of the Board, a majority voting policy (the “Majority Voting Policy”) to which all nominees for election to the Board are asked to agree prior to the Board recommending that they be elected. Pursuant to the Majority Voting Policy, forms of proxy for meetings of the Shareholders at which directors are to be elected, in an uncontested election, provide the option of voting in favour of, or withholding from voting for, each individual nominee to the Board. If, with respect to any particular nominee, the number of Common Shares withheld from voting exceeds the number of Common Shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the Shareholders for the purpose of the Majority Voting Policy and such elected director is expected to immediately submit his or her resignation to the Board. A director nominee who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered. Within 90 days of receiving a resigning directors resignation, the Board will make a decision whether to accept or reject such director’s offer to resign, and will promptly issue a press release announcing the resignation of the director or explaining why the Board did not accept the resignation. Unless there are exceptional circumstances, the Board shall accept the resignation of a resigning director nominee. If the resignation is accepted, subject to any corporate law restrictions, the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of Shareholders, (ii) fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the Shareholders, or (iii) call a special meeting of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position. The Majority Voting Policy applies only in the case of an uncontested election of directors.
Insider Trading Policy
The Board has adopted an insider trading policy to set forth basic guidelines for trading in the Corporation’s securities (including, without limitation, the Common Shares) and to preserve its confidential information so as to avoid any situation that might have the potential to damage the Corporation’s reputation or which could constitute a violation of applicable securities law by the Corporation, its officers, directors, or employees. Under this policy, “insiders” (i.e., officers, members of the Board and other individuals having access to material non-public information) are prohibited from trading in Common Shares and other securities on the basis of such material non-public information until after the information has been disclosed to the public. The obligation not to trade on inside information applies not only to the Corporation and insiders, but also to persons who obtain such information from insiders and use it to their advantage. Thus, liability may be imposed upon the Corporation, its insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of the Corporation’s securities (i) by such insiders or outsiders, (ii) by the Corporation itself, or (iii) by “tippees” (including relatives, friends, investment analysts, etc.).
The Corporation has established recurring “blackout periods” prohibiting sales or purchases prior to the release of financial results which continue until two trading days after the time such information has been released to the public: (i) fourteen (14) days for all insiders; (ii) thirty (30) days for reporting insiders, and (c) commencing on the date that the reporting period ends for all persons involved in preparing the financial results. From time to time due to specific or anticipated events, the Corporation may feel it necessary to issue a general blackout period for a specific or indefinite period covering insiders or specific employees or groups.
Compensation of Directors and Officers
The Compensation Committee consists of four (4) directors, of which three (3) are independent, being Dieter Weinand (Chair), Helen M. Boudreau and Ellen Lubman. Ronan Levy is the non-independent member by virtue of being a member of the Corporation’s management. While not all members of the Compensation Committee are independent, objectivity is ensured as the approval of a majority of the independent members is required prior to making any recommendation to the Board.
The Compensation Committee, in accordance with its charter, oversees the Corporation’s compensation of its directors and executive officers with respect to: compensation guidelines and the criteria by which bonuses and stock-based compensation awards are determined; compensation plans adopted by the Board and changes in the number of shares reserved for issuance thereunder; reporting and continuous disclosure related to compensation; the Corporation’s ethics program; and compliance with tax and securities laws.
The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives relevant to compensation of the Chief Executive Officer and is responsible for evaluating the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee is responsible for making recommendations to the Board regarding the annual salary, bonus, stock-based compensation, and other benefits, direct and indirect, of the executives and reviewing the operation of the executive compensation programs to determine whether they are properly coordinated and administered.
The Compensation Committee is required to review and assess the adequacy of its charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to its charter if and when appropriate to the Board for its approval.
Board Committees
The Board has two standing committees: the audit committee of the Corporation (the “Audit Committee”) and the Compensation Committee. The specific responsibilities of each of the Board Committees are identified in such committee’s charter. A copy of each Board Committee Charter is available on the Corporation’s website at www.reunionneuro.com. The Corporation is currently considering the establishment of a formal Nominating and Governance Committee.
Assessment of Directors, the Board and Board Committees
The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. The Board, in consultation with the Compensation Committee, will conduct an annual performance evaluation of the Board as a whole, taking into account the Mandate of the Board, and individual directors to determine the effectiveness of the Board and each individual director. The Board shall also evaluate the performance and effectiveness of any committees of the Board.
Retirement and Term Limits
The Corporation has not adopted term limits for the directors on the Board, nor is there a mandatory retirement age. No such limits have been adopted in order to maintain a balance between ensuring fresh ideas and viewpoints are available to the Board while simultaneously not losing the benefits of experience and continuity contributed by longer serving directors on the Board. The Board believes that the annual assessment process is an efficient and transparent way to evaluate directors, which provides strong motivation for directors to make sure they make a significant contribution to the Board and the Corporation.
Diversity and Inclusion
The Corporation has not adopted a written policy relating to the identification and nomination of directors or members of senior management that are women, Indigenous peoples (First Nations, Inuit and Metis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The Board generally identifies, evaluates and recommends candidates to become members of the Board or members of senior management with the goal of creating a Board and members of the senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board, when searching for candidates, also takes diversity into account. Although the Board does not have a formal diversity policy, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board considers all factors it deems relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management and does not have a formal requirement to consider the level of representation of individuals from Designated Groups. The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments. Of the Corporation’s current directors, two (29%) are women. Of the Corporation’s members of senior management, two (20%) are women and three (30%) are members of a visible minority. No directors or senior management identify as being an Indigenous person or a disabled person.
AUDIT COMMITTEE INFORMATION
As of the date of this Circular, the Audit Committee is comprised of three independent directors, namely Helen M. Boudreau (Chair), Dieter Weinand and Barry Fishman. Reference is made to the section entitled “Audit Committee” of the Corporation’s Annual Information Form for the fiscal year ended March 31, 2022, for required disclosure relating to the Audit Committee, excluding the subheading “Audit Committee Charter”, as the text of the Corporation’s Audit Committee Charter is attached to this Circular as Schedule C. The Annual Information Form is available on SEDAR at www.sedar.com and can be obtained by contacting the General Counsel of the Corporation at 30 Duncan Street, Lower North Suite, Toronto, Ontario, M5V 2C3.
INTEREST IN MATERIAL TRANSACTIONS
Except for the plan of arrangement, and matters related thereto, completed on August 11, 2022, full particulars of which are disclosed in the Corporation’s management proxy circular dated May 20, 2022, as supplemented on June 14, 2022, for the special meeting of Shareholders held on June 27, 2022, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation or of any of the Corporation’s subsidiaries, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any director or executive officer of such 10% shareholder, or any associate or affiliate of any such persons, in any transaction since the beginning of the last completed financial year of the Corporation, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.
SHAREHOLDER PROPOSALS
The CBCA provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation between 90 and 150 days before the anniversary date of the previous annual meeting of shareholders of the Corporation. As the date of the annual meeting of shareholders of the Corporation is September 29, 2022, a Proposal will have to be submitted to the Corporation in connection with the next annual meeting of shareholders between May 2, 2023 and July 1, 2023.
The foregoing is a summary only; shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.
AVAILABLE INFORMATION
Financial information is provided in the Corporation’s comparative annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the period ended March 31, 2022, which are posted on the Corporation’s website, www.reunionneuro.com.
Shareholders of the Corporation may request copies of the Corporation’s financial statements including its MD&A by contacting the General Counsel of the Corporation, at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. Copies of the foregoing and additional information relating to the Corporation is also available electronically at www.sedar.com.

DIRECTORS’ APPROVAL
The Board of the Corporation has approved the contents and the sending of this Circular.
DATED at Toronto, Ontario as of the 28th day of August, 2022.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Joseph del Moral”
Joseph del Moral
Chief Executive Officer

SCHEDULE A
MANDATE OF THE BOARD
Mandate of the Board of Directors
(August 2022)
This Mandate (Mandate) sets out the purpose, composition, member qualification, roles and responsibilities of the Board of Directors (the Board) of Reunion Neuroscience Inc. (Reunion).
Mandate of the Board
The primary mandate of the Board is supervising the management of the business and affairs of Reunion and its subsidiaries as a whole and acting as an independent and informed monitor of both the conduct of Reunion and the performance of its management.
Roles & Responsibilities
In executing its mandate, the Board shall have the following roles and responsibilities:
Board Procedures
The Board shall develop procedures relating to its conduct and the fulfillment of its responsibilities.
Strategic Planning & Corporate Performance
The Board will oversee Reunion’s strategic planning process, including broad strategic corporate objectives against which the performance of Reunion will be measured. In doing so, the Board will, at least annually review and approve (a) the Chief Executive Officer’s strategic plan, including corporate performance targets, (b) strategic and operational budgets, and (c) on advice of the Compensation Committee, set targets for executive performance and executive compensation. The Board shall monitor performance of Reunion against its strategic plans, including receipt of quarterly progress reports from management regarding the corporate performance targets.
Principal Risks and Risk Management
The Board shall (a) assess and monitor the principal risks of the businesses of Reunion, and (b) monitor compliance with Board policies.
Oversight of Management
The Board will review the process for the appointment, training, monitoring and succession of senior management of Reunion and satisfy itself as to the integrity of the Chief Executive Officer and the other executive officers of Reunion.
The Board shall delegate responsibility for certain tasks and functions to the Chief Executive Officer and such other executive officers as they determine appropriate to manage the business and operations of Reunion and ensure that any delegation of authority is reviewed annually.
Senior management of Reunion, primarily through the Chief Executive Officer, reports to and is accountable to the Board. The primary responsibility of management of Reunion is to safeguard and build Reunion’s business and assets with a view to the best interests of its shareholders.
Internal Controls & Management Information Systems
The Board shall ensure that Reunion has implemented and maintains adequate and effective internal controls and management information systems to ensure the directors are able to effectively carry out their oversight responsibilities, including legal and regulatory requirements related to financial and continuous disclosure reporting requirements.
Information provided by management to the Board is critical and the Board must be kept informed on a timely basis by management of any key developments and decisions taken by management. The Board shall periodically assess the quality, completeness and timeliness of information provided by management to the Board.
Oversight of Communications Policy
The Board will oversee communication between Reunion and its stakeholders (shareholders, regulators and the public markets) by reviewing Reunion’s communication and disclosure policies annually. Unless otherwise delegated, the Board shall review and approve the following disclosure documents: annual report, annual information form, annual information circular, financial statements and related management discussion and analysis, and any prospectus or similar offering document.
Oversight of Code of Ethics
The Board expects all directors, officers and employees of Reunion and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to Reunion’s Code of Ethics. The Board shall annually review and approve the Code of Ethics. Waivers of the Code of Ethics will only be granted in exceptional circumstances in consultation with legal counsel. Any waiver of the Code of Ethics for officers or directors may only be made by the Board. Employees may seek waivers from the Chief Executive Officer, with reporting to the Board quarterly.
The Board is also responsible for the other matters as set out in this Mandate and/or such other matters as may be directed by the Board from time to time.
Composition
The Board must be comprised of a minimum of three directors of Reunion. Not less than two (2) directors of the Board must be independent directors of Reunion as defined in National Policy 58-201 Corporate — Governance Guidelines.
Directors are expected to have the highest ethical standards and be dedicated to advancing the best interests of Reunion and its stakeholders. Directors shall have such skills and knowledge in areas relevant to Reunion’s business to enhance the ability of the Board to effectively oversee the business and affairs of Reunion. Each director must also have an understanding of Reunion’s business and performance relative to its principal competitors. Directors must also have sufficient time to carry out their duties and not assume responsibilities that would conflict with their duties as a director of Reunion.
The Board will appoint a chair of the Board (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Board for any number of consecutive terms. The Chair shall be responsible for leadership of the Board, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. Where the Chair is not an independent director, an independent director will be appointed to act as “lead director” to act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.
The members of the Board will be appointed by the shareholders annually at its annual general meeting, and from time to time to fill vacancies, as required. A Board member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Board on ceasing to be an independent director.
Majority Voting Policy
The Board is committed to fulfilling its Mandate and believes that each member of the Board should carry the confidence and support of Reunion’s shareholders. As such, any management proxy solicitation circular distributed in connection with a meeting of Reunion’s shareholders shall provide shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. The Chair shall ensure that the number of votes in favour of or withheld from voting for each director nominee is recorded and promptly made public after the meeting.
If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee, such director nominee (a Resigning Director) shall be required to promptly submit his/her resignation to the Chair, effective upon acceptance by the Board.
The Board must accept the resignation of the Director, absent exceptional circumstances. In considering whether or not to accept the resignation, the Board will consider all relevant factors, including (a) the stated reasons, if any, why shareholders withheld votes from the election of the Resigning Director, (b) the effect that such a resignation may have on the Board’s ability to effectively continue fulfilling it responsibility for the stewardship of Reunion and the enhancement of shareholder value and its ability to comply with any applicable governance rules and policies, and (c) whether the director’s resignation from the Board would be in the best interests of Reunion.
Within ninety (90) days of receiving a Resigning Director’s resignation, the Board will make a decision and issue a press release either announcing the resignation of the Resigning Director or explaining why it has not been accepted.
If a resignation is accepted, subject to any corporate law restrictions, the Board may: (i) leave the resultant vacancy unfilled until the next annual meeting of shareholders; (ii) fill the vacancy through the appointment of a new director who merits the confidence of the shareholders; or (iii) call a special meeting of shareholders to fill the vacant position.
A director who tenders his/her resignation pursuant to this Mandate shall not be permitted to participate in any meetings of the Board at which his/her resignation is to be considered; provided that he/she may be counted for the purpose of determining whether the Board has a quorum where necessary.
This majority voting policy does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board. In contested elections, the directors shall be elected by the vote of a plurality of the votes cast.
Meetings & Minutes
The Board shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein. The independent directors will hold in camera meetings, as appropriate. The independent directors shall meet as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.
The quorum required to constitute a meeting of the Board is set at a majority of members. The Chair will set the agenda for each meeting. The Board may invite members of management or others to attend meetings and provide such pertinent information as the Board may request on the issues being considered, provided that the Chief Executive Officer (CEO) and other executives may not be present during any voting or deliberations on compensation of the CEO or such other executives.
Meetings may be called by the Chair, the Chief Executive Officer or any director at any time, in accordance with Reunion’s bylaws. The Chair shall (a) establish the agenda for each meeting and lead discussion on agenda items, and (b) instruct the Corporate Secretary to circulate meeting materials to the Board members with sufficient time to review and consider them. Any director may propose items for the agenda or request information or the presence of any member of senior management at any meeting.
Procedures for Board meetings will be determined by the Chair, unless otherwise determined by Reunion’s by-laws and articles and the requirements under the Business Corporations Act (Canada). In the absence of the Chair or the Corporate Secretary at a meeting of the Board, the members in attendance must select one of them to act as chair of that meeting and/or one of its members or any other person to act as secretary of that meeting.
The Board will keep minutes of its meetings which accurately recording the decisions reached by the Board, and which minutes are filed with the minutes of the meetings of the Board.

Committees of the Board
The Board may form and delegate authority to committee where appropriate. Each committee will establish its own meeting procedures and requirements under its charter.
The Board, and any outside advisors retained by it, will have access to all records and information relating to Reunion which it deems relevant to the performance of its duties.
Express Authority
The Board shall have unrestricted access to Reunion’s officers and employees. The Board may conduct or authorize investigations into or studies of matters within the Board’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Mandate, the Board has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Board will report directly to the Board; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Reunion.
Annual Review
The Board shall review and assess the adequacy of this Mandate periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Mandate if and when appropriate to the Board for its approval.
The Board, in consultation with the Compensation Committee, will conduct an annual performance evaluation of the Board as a whole, taking into account the Mandate, and individual director to determine the effectiveness of the Board. The Board shall also evaluate the performance and effectiveness of any committees of the Board.
Approved with effect August 11, 2022

SCHEDULE B
EQUITY COMPENSATION PLAN
Equity Compensation Plan
(August 2022)
Reunion Neuroscience Inc., (Reunion) hereby adopts this Equity Compensation Plan (Plan) for certain Employees, Directors, and Consultants of Reunion and/or its Affiliates.
ARTICLE 1 — PURPOSE
1.1   Purpose.
The purpose of the Plan is to attract and retain Employees, Directors and Consultants of Reunion and/or its Affiliates, and to ensure that interests of key Persons are aligned with the success of Reunion and its Affiliates.
ARTICLE 2 — INTERPRETATION
2.1   Definitions.
In this Plan, the following terms have the following meanings:
$ or Dollars means the lawful currency of Canada except where explicitly set forth to the contrary;
Act means the Canadian Income Tax Act R.S.C., 1985, c. 1 (5th Supp.), as amended from time to time;
Active Employment or Actively Employed means a person is employed and actively performing employment duties for his or her Employer or performing other similar duties as may be determined by the Board in its discretion or is on a leave of absence approved by his or her Employer or authorized under applicable law. For purposes of this Plan, except as may be required to comply with the minimum requirements of applicable employment standards legislation, Actively Employed and Active Employment does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise. For purposes of this Plan, a Participant is not Actively Employed if a Participant’s employment or engagement has been terminated by his or her voluntary resignation or by his or her Employer, regardless of whether a Participant’s employment or engagement has been terminated with or without Cause, lawfully or unlawfully or with or without notice;
Affiliate means, with respect to any Person, any entity that is an affiliate for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time;
Applicable Withholding Taxes means any and all taxes and other source deductions or other amounts which Reunion or any of its Affiliates is required by law to withhold from any amounts to be paid or credited hereunder;
Award means an Option, RSU, PSU or Dividend Share Unit granted under this Plan, as the context requires;
Award Agreement means an Option Agreement, RSU Agreement or PSU Agreement, as the context requires;
Blackout Period means a period of time during which: (i) the trading guidelines of Reunion, as amended or replaced from time to time, restrict one or more Participants from trading in securities of Reunion; or

(ii) Reunion has determined that one or more Participants may not trade any securities of Reunion, in each case, excluding any period during which a regulator has halted trading in Reunion’s securities;
Blackout Period Expiry Date means the date on which a Blackout Period expires;
Board means the board of directors of Reunion;
Cause means with respect to any Participant, (a) in the case where there is an employment or service agreement in effect between Reunion or one of its Affiliates and the Participant that defines cause (or words of like import) as applicable to the Participant, cause as defined under such agreement; or (b) in the case where there is no such agreement in effect:
(a)
theft, fraud, dishonesty, or misconduct by the Participant involving the property, business or affairs of Reunion or any of its Affiliates or the carrying out of the Participant’s duties to Reunion or any of its Affiliates;

(b)
any material breach or non-observance by the Participant of any term of any employment or service agreement between the Participant and Reunion or any of its Affiliates, this Plan or any non-competition, non-solicitation, confidentiality or intellectual property covenants between the Participant and Reunion or any of its Affiliates;

(c)
the material failure by the Participant to perform his or her duties with or for Reunion or any of its Affiliates provided that the Participant has been given notice in writing thereof and a reasonable period in which to rectify such failure;

(d)
the failure of the Participant to comply with his or her fiduciary duties to Reunion or any of its Affiliates (if any); or

(e)
the Participant’s conviction of, or plea of guilty or no contest to, a criminal offence, felony, or a crime or offence involving moral turpitude;

Change in Control means: (i) a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of Reunion and its subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Common Shares (or other voting securities of Reunion) on a fully diluted basis being held by a Third Party Purchaser, its Affiliates and any other Person acting jointly or in concert with the Third Party Purchaser; provided that, prior to such sale, such Persons did not hold, in the aggregate, a majority of the Common Shares (or other voting securities of Reunion) on a fully diluted basis; (iii) a merger, consolidation, recapitalization or reorganization of Reunion with or into a Third Party Purchaser that results in the inability of the holders of Common Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or (iv) any additional event that the Board reasonably determines is a Change in Control; provided, that, notwithstanding the foregoing, to the extent necessary to comply with Code Section 409A with respect to the payment of deferred compensation to any U.S. Taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Code Section 409A;
Code means the U.S. Internal Revenue Code of 1986, as amended from time to time;
Common Shares means the class A common shares in the capital of Reunion;
Consultant means an individual consultant or a consultant entity, other than an Employee or Director, that:
(a)
is engaged to provide services on a bona fide basis to Reunion or any of its Affiliates, other than services provided in relation to a distribution of securities of Reunion or any of its Affiliates;

(b)
provides the services under a written contract with Reunion or any of its Affiliates; and

(c)
spends or will spend a significant amount of time and attention on the affairs and business of Reunion or any of its Affiliates,

and includes, (i) for an individual consultant, (A) a company of which the individual consultant is an employee or shareholder, or (B) a partnership of which the individual consultant is an employee or partner, and (ii) for a consultant that is not an individual, an employee or director of the consultant, provided that the individual employee or director spends or will spend a significant amount of time and attention on the affairs and business of Reunion or any of its Affiliates;
Director means a member of the Board from time to time who is not an Employee;
Dividend Share Unit has the meaning set forth in Section 8.2;
Employee means (subject to any applicable securities laws) a full-time or part-time employee of Reunion or any of its Affiliates;
Employer means, with respect to a Participant, Reunion or the applicable Affiliate thereof that employs or engages the Participant or employed or engaged the Participant immediately prior to the relevant time;
Exchange means the Toronto Stock Exchange or, if the Common Shares are not then listed on the Toronto Stock Exchange, such other principal market on which the Common Shares are then listed and posted for trading;
Fair Market Value means with respect to a Common Share, as of any date, the closing price of the Common Shares on the Exchange on the last trading day immediately preceding the applicable date or, if the Common Shares are not then readily tradable on an established securities market, the fair market value of such Common Shares as determined by the Board (by the reasonable application of a reasonable valuation method) and consistent with the principles of Code Sections 409A, 422 and 424 to the extent applicable in the case of an Award granted to or held by a U.S. Taxpayer;
Grant Date means, for any Award, the date the Board grants the Award;
Grant Resolution means the applicable resolution of the Board authorizing and approving any Option, RSU or PSU grant;
Incentive Stock Option means an option that meets the requirements of Code Section 422 or any successor provision and is designated as such by the Board in the applicable Grant Resolution;
Insider has the meaning given to such term in the policies of the Exchange;
Intrinsic Value means, with respect to an Option (or relevant portion thereof), an amount equal to the product of (i) the number of Common Shares subject to such Option (or relevant portion thereof) and (ii) the excess, if any, of the Fair Market Value of a Common Share as of the applicable date of determination over the Option Price (and, for avoidance of doubt, if there is no such excess, then the Intrinsic Value shall be zero);
Non-Qualified Stock Option means an option that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any Option granted by the Board that is not designated as an Incentive Stock Option in the applicable Grant Resolution will be a Non-Qualified Stock Option;
Notice has the meaning set forth in Section 6.2;
Option means the right to purchase Common Shares granted under the Plan pursuant to the terms and conditions determined in the Grant Resolution and set forth in an Option Agreement;
Option Agreement means an agreement between Reunion and an Employee, Director or Consultant evidencing the grant of an Option and the terms and conditions of such Option in the form of Schedule A hereto or such other form(s) as may be approved by the Board from time to time;
Option Price means the purchase price per Optioned Share determined in accordance with Section 4.4;
Optioned Shares means the Common Shares which may be or actually are purchased by a Participant pursuant to an Option;
Parent Corporation has the meaning set forth in Code Section 424(e) or any successor provision;

Participant means an Employee, Director or Consultant who holds Awards granted under the Plan pursuant to an Award Agreement;
Performance Period means, with respect to PSUs, the period of time specified in a PSU Agreement during which the applicable Performance Vesting Conditions may be achieved;
Performance Vesting Conditions means such performance-related conditions in respect of the vesting of Share Units determined by the Board at the Grant Date, which may include but are not limited to, financial or operational performance of Reunion, total shareholder return or individual performance criteria, measured over the Performance Period;
Person means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
Plan means this Equity Compensation Plan, as may be amended or restated from time to time;
PSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board;
PSU Agreement means an agreement between Reunion and an Employee (other than an Employee who is also a Director) or Consultant evidencing the grant of a PSU and the terms and conditions of such PSU in the form of Schedule B hereto or such other form(s) as may be approved by the Board from time to time;
RSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, following a period of continuous employment or engagement;
RSU Agreement means an agreement between Reunion and an Employee, Director or Consultant evidencing the grant of an RSU and the terms and conditions of such RSU in the form of Schedule C hereto or such other form(s) as may be approved by the Board from time to time;
Settlement Date has the meaning set forth in Section 10.1;
Share Unit means an RSU, PSU or Dividend Share Unit as the context requires;
Share Unit Account has the meaning set forth in Section 8.3;
Shareholder means a holder of Common Shares;
Subsidiary Corporation has the meaning set forth in Code Section 424(f) or any successor provision;
Termination Date means: (i) in respect of a Participant who is a Director or Consultant, the date the Participant ceases to be a Director or Consultant for any reason, as applicable; and (ii) in respect of a Participant who is an Employee, the Participant’s last day of Active Employment with his or her Employer (other than in connection with the Participant’s transfer of employment to an Affiliate of his or her Employer); in each case, regardless of whether the Participant’s employment or engagement with Reunion or any of its Affiliates is terminated with or without Cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law. Any applicable severance period or notice period shall not be considered a period of employment or engagement for purposes of the Participant’s rights under the Plan;
Third Party Purchaser means any Person who is not an Affiliate of Reunion and is the acquirer in connection with a Change in Control;
U.S. Taxpayer means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; provided, that a Participant shall be a U.S. Taxpayer solely with respect to those affected Awards.

VWAP means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable date.
2.2   Interpretation.
Any reference in this Plan to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa. The division of the Plan into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of the Plan. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board. Unless otherwise indicated, any reference in the Plan to an Article or Section refers to the specified Article or Section of the Plan.
2.3   Administration.
This Plan shall be administered by the Board, which shall have full authority to administer this Plan, including the authority to: (i) grant Awards to Employees, Directors and Consultants; (ii) determine the Option Price, Performance Period, Performance Vesting Conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the Plan; (iv) subject to the rules of the Exchange, waive or amend any vesting conditions (including Performance Vesting Conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Plan; and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan; subject in all cases to compliance with regulatory requirements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and Reunion. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of Reunion, be fully protected, indemnified and held harmless by Reunion with respect to any such action taken or determination or interpretation made. The appropriate officers of Reunion are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of Reunion. This Plan shall be administered in accordance with the rules and policies of the Exchange by the Board so long as the Common Shares are listed on the Exchange.
2.4   Delegation to Committee.
All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board comprised of not fewer than three directors of Reunion, who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the Board from time to time.
ARTICLE 3 — SHARES RESERVED FOR ISSUANCE
3.1   Shares Reserved for Issuance.
Subject to any adjustment pursuant to Section 14.1, the maximum number of Common Shares reserved for issuance under the Plan (and all equity compensation plans) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis; of which the maximum number of Common Shares reserved for issuance under the Plan pursuant to (i) Incentive Stock Options is subject to a sublimit of 8,000,000, and (ii) Share Units is subject to a sublimit of 5% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. Common Shares in respect of Options that have been exercised, cancelled, surrendered or terminated or that expire without being exercised and Common Shares underlying Share Units which expire, terminate or are settled or cancelled shall again be available for issuance under the Plan.

The aggregate value of all Awards granted to any one Director who is neither a Consultant nor an Employee in any one year period under all security-based compensation arrangements of Reunion may not exceed $150,000 (with no more than $100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a Director.
If the Board authorizes the assumption or substitution under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, of awards granted under another plan, such assumption or substitution shall not reduce the maximum number of Common Shares available for issuance under this Plan, and, as deemed necessary by the Board, such assumed or substituted awards shall be subject to terms and conditions that may vary from those otherwise imposed under this Plan, all subject to applicable law and exchange rules.
3.2   No Fractional Shares.
No fractional Common Shares shall be issued under the Plan (including as a result of any adjustment made pursuant to Article 14), and a Participant shall have no right to payment or other consideration in respect of a fractional Common Share the right to which is forfeited as a result of this provision.
ARTICLE 4 — GRANT OF OPTIONS AND RIGHTS OF PARTICIPANTS
4.1   Grant of Options.
The Board may, at any time and from time to time, grant Options to such Employees, Directors and Consultants as it may select for the number of Optioned Shares that it shall designate, subject to the provisions of this Plan, and provided that the total number of Common Shares subject to and acquired upon exercise of Options shall not at any time exceed the maximum set forth in Section 3.1. The grant of an Option to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an Option.
The Board shall make all necessary or desirable determinations regarding the granting of Options and may take into consideration the present and potential contributions of a particular Employee, Director, or Consultant to the success of Reunion and its Affiliates and any other factors which it may deem proper and relevant.
The maximum number of Options that may be granted under this Plan to Insiders of Reunion is limited such that the number of Common Shares issued from treasury to Insiders within a one-year period, or issuable to Insiders at any time, under the Plan and any other security of compensation arrangements, shall not exceed 10% of the number of Common Shares then outstanding.
4.2   Incentive Stock Options.
The following provisions will apply only to Incentive Stock Options granted to U.S. Taxpayers under the Plan:
(a)
No Incentive Stock Option may be granted to any Employee, Director or Consultant who, at the time such Option is granted: (i) is not an employee of Reunion or any Parent Corporation or Subsidiary Corporation of Reunion; or (ii) owns securities possessing more than 10% of the total combined voting power of all classes of securities of Reunion or any Parent Corporation or Subsidiary Corporation of Reunion, except that with respect to provision (ii) hereof, such an Option may be granted to an employee if, at the time the Option is granted, the Option Price is at least 110% of the Fair Market Value of the Optioned Shares, and the Option by its terms is not exercisable after the expiration of five years from the applicable Grant Date.

(b)
To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this Section 4.2(b)) are exercisable for the first time by any individual during any calendar year (under all plans of Reunion or any Parent Corporation or Subsidiary Corporation of Reunion) exceeds US$100,000 (such Fair Market Value to be determined as of the Grant Date of the respective Incentive Stock Options), such Options will be treated as Non-Qualified Stock Options. This Section 4.2(b) will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this Section 4.2(b), then such Options will be apportioned between Incentive Stock Option and Non-Qualified Stock Option treatment in such manner as the Board will determine.
(c)
No Incentive Stock Option shall be granted more than 10 years from the date the Plan is adopted or the date the Plan is approved by shareholders, whichever is earlier. Notwithstanding that the Plan shall be effective when adopted by the Board, no Incentive Stock Option granted under the Plan may be exercised until the Plan is approved by Reunion’s shareholders, and if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all Incentive Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the Board shall obtain shareholder approval within 12 months before or after any material amendment to the Plan (including any increase in the total number of Common Shares that may be issued as Incentive Stock Options under the Plan or any change in the class of employees eligible to receive Incentive Stock Options under the Plan).

(d)
Disability of a holder of an Incentive Stock Option means “permanent and total disability” as defined under Section 22(e)(3) of the Code. If the holder of an Incentive Stock Option ceases to be employed by Reunion and all applicable Parent Corporations and Subsidiary Corporations other than by reason of death, his or her Incentive Stock Options shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability or (ii) no later than three months following such termination if due to any other reason. By accepting an Option granted as an Incentive Stock Option under this Plan, a U.S. Taxpayer agrees to notify Reunion in writing promptly after the U.S. Taxpayer disposes of any Common Shares acquired pursuant to the exercise of such Option if the disposition occurs on or before the later of (A) the second anniversary of the grant date and (B) the first anniversary of the exercise of the Option (or the first anniversary of the date of vesting of such Option-acquired Common Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as Reunion may reasonably require. The following shall be prohibited with respect to an Incentive Stock Option absent disclosure of potential United States federal income tax consequences to the Participant affected thereby: (i) Net Exercise (pursuant to Section 6.4 hereof); (ii) exercise while unvested; and (iii) modification of an outstanding Incentive Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the Exercise Price or extension of the Option expiration date.

4.3   Option Agreement.
Each Option granted by the Board shall be evidenced by an Option Agreement between the Participant and Reunion in the form attached as Schedule A or such other form(s) as may be approved by the Board from time to time. Each Option Agreement shall specify the number of Optioned Shares, the Option Price, and the terms and conditions of the Option as specified in the Grant Resolution.
4.4   Option Price.
The Option Price per Optioned Share at the time any Option is granted shall be the greater of:
(a)
the Fair Market Value of the Common Shares on the Grant Date; and

(b)
the closing price of the Common Shares on the Exchange on the Grant Date, if applicable;

provided, that in the case of a U.S. Taxpayer, the minimum Option Price of a Stock Option must not be less than the Fair Market Value of the Common Shares subject to the Stock Option (or such greater amount required under Section 4.2(a) hereof).
4.5   Prohibition on Transfer, Assignment or Pledge of Options.
Options are personal to the Participant. No Participant may deal with any Option or any interest in it or transfer or assign any Option held by the Participant, except in the event of death or incapacity, where an Option may be transferred to the Participant’s heirs, executors, administrators, trustees, personal legal representatives or the like, subject to all the terms of the Plan and applicable Option Agreement, which shall be binding upon them; provided, that an Incentive Stock Option shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant. A purported transfer or assignment of any Option in any other circumstances will not be valid, and Reunion will not issue any Common Shares upon the attempted exercise of any such improperly transferred or assigned Option. A Participant may not mortgage, hypothecate, pledge or grant a security interest in any Option.
ARTICLE 5 — VESTING OF OPTIONS
5.1   Vesting Specified in the Option Agreement.
The Option Agreement shall specify the date or dates upon which a Participant’s right to purchase the Optioned Shares shall vest (including subject to the attainment of certain financial results or other performance criteria). The Board shall have the discretion to provide for early vesting of any Option or Options.
ARTICLE 6 — EXERCISE OF OPTIONS
6.1   Exercise of Options.
Options shall be exercisable in the manner determined in the Grant Resolution and set forth in the Option Agreement (subject to acceleration by the Board) as to all or any lesser number of the Optioned Shares in respect of which the Participant’s right to purchase Optioned Shares has vested.
6.2   Exercise Procedure.
Options shall be exercised by written notice to Reunion specifying the number of Optioned Shares in respect of which such Option is then being exercised (Notice), and such Notice shall include payment in full of the applicable Option Price and any Applicable Withholding Taxes by way of cash or by certified cheque, bank draft, money order or wire transfer payable to Reunion or by such other means as may be specified from time to time by Reunion.
Subject to the approval of the Board, a Participant may exercise any Option on a cashless basis. In such event, a Participant may file a Notice in a form satisfactory to Reunion and elect to surrender a number of vested Options in exchange for an amount equal to (i) the aggregate Fair Market Value of the Optioned Shares underlying the vested Options being surrendered, minus (ii) the aggregate of the Option Price of the Optioned Shares underlying the vested Options being surrendered and any Applicable Withholding Taxes. Reunion shall satisfy the payment of such amount by issuing to the Participant such number of Common Shares (rounded down to the nearest whole number) with an aggregate Fair Market Value equal to such amount. Employees in the United States are hereby notified that utilizing the cashless exercise feature may result in negative tax consequences for both Incentive Stock Options and Non-Qualified Stock Options.
Subject to the approval of the Board, a Participant may exercise any Option pursuant to a broker-assisted cashless exercise, whereby the Participant shall elect on the Notice to receive:
(a)
an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Options by a securities dealer designated by Reunion, less the aggregate Option Price, any Applicable Withholding Taxes, and any transfer costs charged by the securities dealer to sell the Common Shares;

(b)
an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options minus the number of Common Shares sold in the capital markets by a securities dealer designated by Reunion as required to realize cash proceeds equal to the aggregate Option Price, any Applicable Withholding Taxes and any transfer costs charged by the securities dealer to sell the Common Shares; or

(c)
a combination of (a) and (b).

6.3   Issuance of Shares.
Following the exercise of the Option, Reunion shall take all actions necessary to issue fully paid and non-assessable Optioned Shares to the Participant, following which the Participant shall have no further rights, title or interest with respect to such Option. The obligation of Reunion to issue and deliver any Common Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of Reunion. If any Common Shares cannot be issued to any Participant upon the exercise of an Option by reason of any stock exchange or regulatory authority, the obligation of Reunion to issue such Common Shares shall terminate, and any Option Price paid to Reunion in respect of the exercise of such Option shall be returned to the Participant.
ARTICLE 7 — EXPIRATION AND TERMINATION OF OPTIONS
7.1   Expiry of Options.
The Board will, at the time the Option is granted, determine the date(s) upon which an Option will expire, which date(s) cannot be greater than 10 years from the Grant Date. On the expiry of an Option, the Option will be null, void and of no effect. Notwithstanding the foregoing, if the expiration date of an Option falls within a Blackout Period or within ten days after a Blackout Period Expiry Date, the expiration date of the Option will be the date which is ten business days after the Blackout Period Expiry Date (Blackout Extension Date); provided that the Blackout Extension Date shall be available (a) only when the Blackout Period is self-imposed by Reunion, and (b) to all Participants under the Plan, under the same terms and conditions; provided further that application of the foregoing extension shall limited in the case of a U.S. Taxpayer to the minimum extent necessary to comply with the requirements of Code Sections 409A, 422, 434, as applicable. For greater certainty, the Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the Blackout Period Expiry Date.
7.2   Termination.
Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause or the Participant’s death, then unless otherwise provided in the Grant Resolution, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director, or Consultant as a result of the Participant’s death, then unless otherwise provided in the Grant Resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
In the event a Participant ceases to be an Employee, Director, or Consultant as a result of being terminated for Cause, all Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Options, Common Shares and payments hereunder and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Options, Common Shares or payments during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.
ARTICLE 8 — GRANT OF SHARE UNITS AND RIGHTS OF PARTICIPANT
8.1   Grant of RSUs or PSUs.
The Board may, at any time and from time to time, grant RSUs or PSUs to such Employees and Consultants, and RSUs to such Directors, in each case as it may select, subject to the provisions of this Plan, and provided that the total number of Common Shares acquired upon settlement of RSUs and PSUs shall not at any time exceed the maximum set forth in Section 3.1. The grant of an RSU or PSU to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an RSU or PSU.
The Board shall make all necessary or desirable determinations regarding the granting of RSUs and PSUs and may take into consideration the present and potential contributions of a particular Employee, Director (in the case of RSUs only) or Consultant to the success of Reunion and its Affiliates and any other factors which it may deem proper and relevant.
Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, as applicable. Unless otherwise provided in the applicable Award Agreement, RSUs and PSUs granted to a Participant shall be awarded solely in respect of services provided by such Participant in the calendar year in which the Grant Date occurs. In all cases, the RSUs and PSUs shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to his or her Employer.
8.2   Dividend Share Units.
When regular dividends (other than stock dividends) are paid on Common Shares, additional Share Units (Dividend Share Units) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by Reunion on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 8.2 shall be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs.
8.3   Share Unit Accounts.
An account, called a “Share Unit Account”, shall be maintained by Reunion or a third-party administrator for each Participant and will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 10.1 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account. Reunion shall be permitted, in its sole and absolute discretion, to settle any Dividend Share Units issued under this Plan in cash. Any cash payments made under this Section 8.3 to a Participant in respect of Dividend Share Units shall be calculated by multiplying the number of Dividend Share Units to be redeemed for cash by the Fair Market Value per Common Share as at the settlement date.

ARTICLE 9 — VESTING AND OTHER TERMS OF SHARE UNITS
9.1   Vesting and Other Terms Specified in the RSU Agreement.
Each RSU Agreement shall set forth: (i) the Grant Date of the RSUs; (ii) the number of RSUs subject to such Award; and (iii) the applicable vesting schedule, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any RSU provided that, and except as provided in Sections 11.1 and 12.1 no RSUs issued to a Participant may vest before the date that is one year following the date they are granted.
9.2   Vesting and Other Terms Specified in the PSU Agreement.
Each PSU Agreement shall set forth: (i) the Grant Date of the PSUs; (ii) the number of PSUs subject to such Award; (iii) the applicable vesting schedule; and (iv) any applicable Performance Vesting Conditions and Performance Period and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any PSU provided that, and except as provided in Sections 11.1 and 12.1, no PSUs issued to a Participant may vest before the date that is one year following the date they are granted.
ARTICLE 10 — SETTLEMENT OF SHARE UNITS
10.1   Settlement of Share Units.
On or as soon as practicable following the vesting date of a Share Unit, subject to Section 15.11, Reunion shall issue from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares (net of Common Shares withheld to satisfy any Applicable Withholding Taxes). Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled and the Participant shall have no further rights, title or interest with respect thereto.
For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement, pursuant to which such Share Unit was granted.
ARTICLE 11 — TERMINATION OF SHARE UNITS
11.1   Termination.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an Employee, Director or Consultant during the particular vesting period, as provided in the applicable RSU Agreement, is of the entire time of the particular vesting period, as provided in the applicable RSU Agreement; and (ii) in the case of PSUs, in the same proportion that Performance Vesting Conditions in respect of a particular Performance Period have been achieved by the Employee or Consultant, as the case may be, is of all of the Performance Vesting Conditions in respect of a particular Performance Period, as provided in the applicable PSU Agreement. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, the foregoing acceleration shall apply in the event of such U.S. Taxpayer’s separation from service (for purposes of Code

Section 409A) due to death or disability, and any Share Units that accelerate shall be paid within 90 days following such separation from service.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause, then any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 10.1. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, (i) if such Share Unit vested in the ordinary course, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement pursuant to which such Share Unit was granted, and (ii) if the vesting of such Share Unit was accelerated by the Board no later than the U.S. Taxpayer’s separation from service, settlement shall occur within 90 days following such separation from service.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Share Units and Common Shares and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Share Units and Common Shares during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.
ARTICLE 12 — CHANGE IN CONTROL
12.1   Change in Control.
In the event of a Change in Control, except as otherwise provided in the Grant Resolution, the Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the Intrinsic Value of any such Option as of immediately prior to such Change in Control), effected in accordance with Code Sections 409A and 424 to the extent applicable (and any such continued, assumed, substituted or replaced Share Units shall, in the case of a U.S. Taxpayer, be paid, if ever, solely in accordance with the schedule set forth in Sections 10.1 and 11.1 hereof); and/or

(b)
acceleration of the vesting and the right to exercise such Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised (provided that the foregoing shall not apply in the case of a Share Unit held by a U.S. Taxpayer, but, rather, the last sentence of this Section 12.1(b) shall apply). If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 12.1(b) shall be returned by Reunion to the Participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated, subject to the requirements of the Code in the case of a U.S. Taxpayer. However, in lieu of the first sentence of this Section 12.1(b), the following shall apply in the case of a Share Unit held by a U.S. Taxpayer: Solely if (i) the Change in Control is a change in control event as defined under Code Section 409A and (ii) the surviving, successor or acquiring entity does not assume outstanding Share Units or substitute similar share units for outstanding Share Units, or if the Board otherwise determines in its sole discretion, Reunion may terminate the Plan with respect to, and settle vested Share Units held by, U.S. Taxpayers in accordance with Code Section 409A.
For purposes of the application of this Section 12.1 to any outstanding Award, if such Award is subject to performance criteria (including any Performance Vesting Conditions), the level of attainment of such criteria shall be determined by the Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
ARTICLE 13 — SHAREHOLDER RIGHTS
13.1   Shareholder Rights.
A Participant shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Participant shall from time to time duly exercise an Option and become a Shareholder. Share Units shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares.
ARTICLE 14 — CERTAIN ADJUSTMENTS
14.1   Adjustment in the Number of Shares.
In the event of any corporate event or transaction involving Reunion or an Affiliate (including, but not limited to, a change in the Common Shares of Reunion or the capitalization of Reunion), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind, extraordinary cash dividend, amalgamation or other like change in capital structure (other than normal cash dividends to shareholders of Reunion), or any similar corporate event or transaction, the Board, to prevent dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the Option Price applicable to outstanding Options; (iv) the number of Share Units in the Participants’ Share Unit Accounts; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Plan or outstanding Awards; provided, however, that no adjustment will obligate Reunion to issue or sell fractional securities. All adjustments shall be made in good faith compliance with paragraph 7(1.4)(c) of the Act, Code Section 409A and/or Code Section 424, as applicable. For the avoidance of doubt, the purchase of Common Shares or other equity securities of Reunion by a shareholder of Reunion or by any third party from Reunion shall not constitute a corporate event or transaction giving rise to an adjustment pursuant to this Section 14.1.
ARTICLE 15 — GENERAL
15.1   Notice.
Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or telecopied and addressed to the recipient, and if to Reunion, at its principal office, and if to the Participant, at the address indicated in the Award Agreement or at the Participant’s last known address shown in the records of Reunion or any Affiliate. It is the responsibility of the Participant to advise Reunion of any change in address, and neither Reunion nor any Affiliate shall have any responsibility for any failure by the Participant to do so. Any Participant may change his or her address from time to time by notice in writing to Reunion. Reunion shall give written notice to each Participant of any change of Reunion’s address. Any such notice shall be effective, if delivered, on the date of delivery and, if sent by facsimile, on the day following receipt of the facsimile.
15.2   No Special Rights.
No Participant shall be induced to acquire, settle, or exercise Awards by expectation of employment, engagement or service or continued employment, engagement, or service. Nothing contained in the Plan or by the grant of any Awards shall confer upon any Participant any right with respect to employment, engagement, or service or in continuance of employment, engagement or service with Reunion or any of its Affiliates or interfere in any way with the right of Reunion or any of its Affiliates to terminate a Participant’s employment, engagement or service at any time. Nothing in this Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment or service (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Plan does not give any Participant any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Participation in the Plan by a Participant shall be voluntary.
15.3   Other Employee Benefits.
The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.
15.4   Amendment.
The Board may amend or suspend any provision of the Plan or any Award or Award Agreement, or terminate this Plan, at any time without approval of security holders, subject to those provisions of applicable law and the rules, regulations and policies of the Exchange, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein, including in Section 15.7 and Section 15.11(b), or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
(a)
Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Award without seeking security holder approval:

i.
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Award or to correct or supplement any provision of this Plan or any Award that is inconsistent with any other provision of this Plan or any Award;

ii.
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

iii.
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

iv.
amendments to the vesting provisions of this Plan or any Award;

v.
amendments to include or modify a cashless exercise feature, payable in cash or Common Shares;

vi.
amendments to the termination or early termination provisions of this Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of an Option; and

vii.
amendments necessary to suspend or terminate this Plan.

(b)
Shareholder approval will be required for the following types of amendments:

i.
any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 14.1;

ii.
any amendment which reduces the Option Price of an Option or that would be treated as a

“repricing” under the then-applicable rules, regulations or listing requirements adopted by the exchange(s) on which the Common Shares are then listed, in each case, other than pursuant to Sections 14.1;
iii.
any amendment extending the term of an Option beyond the original expiry date, except as provided in Section 7.1;

iv.
any amendment which deletes or reduces the range of amendments which require approval by the Shareholders of Reunion under this Section 15.4;

v.
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

vi.
any amendment which would allow for the transfer or assignment of Awards under this Plan, other than for normal estate settlement purposes; and

vii.
amendments required to be approved by Shareholders under applicable law or the rules, regulations, and policies of any stock exchange on which the Common Shares are listed.

15.5   No Undertaking or Representation; No Constraint on Corporate Action.
Each Participant, by participating in the Plan and upon executing an Award Agreement, shall be deemed to have accepted all risks associated with acquiring Common Shares (including Optioned Shares) pursuant to the Plan. Reunion hereby informs each Participant that the Awards and the Common Shares (including Optioned Shares) are subject to, and may be required to be held indefinitely under, applicable securities laws. Reunion, its Affiliates and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Common Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Participant for any loss whatsoever resulting from that Participant’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Award.
Nothing herein shall be construed to (i) limit, impair or otherwise affect Reunion’s right or power to make adjustments, reclassifications, reorganizations or changes of or to its capital or business structure or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or (ii) limit the right or power of Reunion to take any action that it deems to be necessary or appropriate.
15.6   Applicable Law.
This Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
15.7   Compliance with Applicable Law.
If any provision of the Plan or any Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of Reunion or its Affiliates or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith, and appropriate consideration shall be paid by Reunion to the extent that a Participant is adversely affected by such amendment.
Notwithstanding any other provision in this Plan, Reunion will have no obligation to issue or deliver Common Shares under this Plan prior to: (a) obtaining any approvals from such governmental agencies that Reunion determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Common Shares under any U.S. or Canadian provincial, state or federal law or any foreign law or ruling of any governmental body that Reunion determines to be necessary or advisable. Reunion will be under no obligation to register the Common Shares or to effect compliance with the registration, qualification or listing requirements of any U.S. or Canadian provincial, state or federal securities laws, foreign securities laws, or stock exchange or automated quotation system, and Reunion will have no liability for any inability or failure to do so.

15.8   Unfunded Plan.
This Plan is unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) are no greater than the rights of a general unsecured creditor of Reunion. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.
15.9   Priority of Agreements.
In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. Unless otherwise provided herein, in the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s employment or service agreement with Reunion or its Affiliate, on the other hand, the provisions of the employment or service agreement shall prevail.
15.10   Successors and Assigns.
The Plan shall be binding on all successors and assigns of Reunion and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of Reunion or a Participant.
15.11   Tax Consequences.
(a)
It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. Reunion shall not be held responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. The exercise of each Option and the settlement of each Share Unit granted under the Plan is subject to the condition that if at any time Reunion determines, in its discretion, that the satisfaction of any Applicable Withholding Taxes is required under applicable law in respect of such exercise or settlement, such exercise or settlement is not effective unless such withholding has been affected to the satisfaction of Reunion. In connection with the issuance of Common Shares or other property pursuant to the Plan or any other taxable event, Reunion may require a Participant to: (i) pay to Reunion sufficient cash as is reasonably determined by Reunion to be the amount necessary to permit the required tax remittance to the relevant taxing authority; (ii) authorize a securities dealer designated by Reunion to sell in the capital markets, on behalf of the Participant, a portion of the Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; (iii) elect to surrender, subject to the prior consent of Reunion, such number of vested Share Units to Reunion for an amount which shall be used to satisfy the Applicable Withholding Taxes, provided, that the number of vested Share Units that may be surrendered shall be equal to the Applicable Withholding Taxes divided by the Fair Market Value of a Common Share on the applicable date (rounded up to the nearest whole Common Share); or (iv) make other arrangements acceptable to Reunion to fund the Applicable Withholding Taxes.

(b)
Each Award granted to or held while a U.S. Taxpayer is intended to be compliant with or exempt from Code Section 409A, and this Plan and all Option Agreements entered into with U.S. Taxpayers hereunder shall be construed and interpreted consistent with such intent, and any provisions that cannot be so construed or interpreted shall be disregarded. Notwithstanding the foregoing, to the extent that any Award granted to a U.S. Taxpayer is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Taxpayer to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid the incurrence of taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Taxpayer of the applicable provision without materially increasing the cost to Reunion or contravening Code Section 409A. However, Reunion will have no obligation to modify the Plan or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under Code Section 409A, and neither Reunion nor any of its Affiliates shall be liable for any taxes, penalties or interest that may be imposed on a Participant under Section 409A or for any damages for failing to comply with or be exempt from Code Section 409A. A Non-Qualified Stock Option shall not be granted to a U.S. Taxpayer unless the Common Shares constitute “service recipient stock” with respect to such U.S. Taxpayer within the meaning of Code Section 409A. Any action otherwise contemplated under the Plan shall, with respect to an Award held by a U.S. Taxpayer, be so taken solely to the extent permitted under, and in good-faith compliance with, Code Sections 409A, 422 and 424, and any payments or other consideration otherwise payable under the Plan in respect of an Award in connection with a Change in Control shall, in the case of an Award held by a U.S. Taxpayer, be limited, accelerated or delayed, as applicable, to the minimum extent necessary to avoid taxation under Code Section 409A. In the case of an Award subject to Code Section 409A, all payments to be made upon (or on a timeline determined by reference to) a U.S. Taxpayer’s termination date shall only be made upon a “separation from service” as defined under Code Section 409A, and “Termination Date”, “termination,” “termination of employment” and like terms will be construed accordingly. If on the date of the U.S. Taxpayer’s separation from service Reunion’s Common Shares (or stock of any other company that is required to be aggregated with Reunion in accordance with the requirements of Code Section 409A) are publicly traded on an established securities market or otherwise and the U.S. Taxpayer is a “specified employee” for purposes of Code Section 409A, then the benefits payable to the U.S. Taxpayer under the Plan due to the U.S. Taxpayer’s separation from service shall be postponed until the later of the originally scheduled payment date and six months following the U.S. Taxpayer’s separation from service. Any postponed amount shall be paid to the U.S. Taxpayer in a lump sum within 30 days after the later of the originally scheduled payment date and the date that is six months following the U.S. Taxpayer’s separation from service. If the U.S. Taxpayer dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Taxpayer’s estate within 60 days following the U.S. Taxpayer’s death. With respect to U.S. Taxpayers, the acceleration or delay of the time or schedule of any vesting or payment under the Plan that is subject to (or would make an Award subject to) Code Section 409A is prohibited except as provided in regulations and administrative guidance promulgated under Code Section 409A.
(c)
The Company and the Board make no guarantees regarding, and shall have no liability to any person in connection with, the tax treatment of any Awards or Common Shares or payments in respect thereof, including their taxation, qualification or exemption from Section 409A, 457A, 422, 424 and/or 4999 of the Code, and neither of them has any obligation to take action to prevent the assessment of tax thereunder or otherwise.

15.12   Severability.
If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.
15.13   Effective Date.
This Plan was effective as of August 11, 2022.

Schedule “A”
STOCK OPTION AGREEMENT
PURSUANT TO THE REUNION NEUROSCIENCE INC.,
EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of ■, 20■ between Reunion Neuroscience Inc., (Reunion) and ■ (the Optionee).
Preliminary Statement
The Board hereby grants this stock option (the “Option”) as of ■ (the “Grant Date”), pursuant to the Reunion Neuroscience Inc., Equity Compensation Plan (as in effect from time to time, the “Plan”), to purchase Optioned Shares, to the Optionee. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Optionee. By signing and returning this Agreement, the Optionee acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 7, and agrees to comply with it, this Agreement and all applicable laws and regulations.
[The Option is a Non-Qualified Stock Option and is not intended to qualify under Code Section 422.] OR [The Option is an Incentive Stock Option and is intended to qualify under Code Section 422.] [NTD: To insert appropriate language for grants to US taxpayers and delete for Canadian & EU taxpayers.]
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of Options evidenced by this Agreement represents a portion of ■ Options reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated ■. [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to Option.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Optionee to Reunion or any of its Affiliates, the Option entitles the Optionee to purchase from Reunion, upon exercise, ■ Optioned Shares at the Option Price of $■ per Optioned Share at the times set forth in Section 2 below. [NTD: Insert applicable exercise price per share in accordance with Section 4.4.]

3.
Vesting and Exercise.   The Option shall vest and become exercisable over ■ years, ■ of which will vest after ■, and the remainder which will vest in ■ equal monthly installments thereafter, provided, with respect to each vesting date, that the Optionee has not experienced a Termination Date prior to such date. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date.

4.
Option Term.   The term of the Option shall be until the tenth (10th) anniversary of the Grant Date, after which time it shall expire (the “Expiration Date”). Upon the Expiration Date, the Option shall be canceled for no consideration and no longer be exercisable. The Option is subject to termination prior to the Expiration Date to the extent provided in Article 7 of the Plan.

5.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions, and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

6.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

7.
Governing Law.   This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.
Financial, Legal and Tax Advice.   The Optionee acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of Options hereunder.

9.
Privacy.   The Optionee agrees to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. The Optionee acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

10.
Language Consent.   Reunion and the Optionee acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
REUNION NEUROSCIENCE INC.,
By:

Name:

Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any Option or Common Shares by expectation of employment or engagement or continued employment or engagement with Reunion or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 7 of the Plan that provide that my Options may be forfeited for no consideration upon various events of termination, including a termination with or without Cause.
I agree to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. I consent to Reunion and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Reunion’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing, and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the Option.

Optionee Signature

Optionee Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
□
I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Option granted to me hereunder. [Without limitation, I understand that the Option is a Non-Qualified Stock Option, no portion of which is intended to qualify as an “incentive stock option” under Code Section 422.] OR [Without limitation, I understand that the Option is intended to qualify as an Incentive Stock Option under Code Section 422, but, if and to the extent disqualified, will be treated as a Non-Qualified Stock Option.] [NTD: Insert applicable language.]

Schedule “B”
PSU AGREEMENT
PURSUANT TO THE REUNION NEUROSCIENCE INC.,
EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of ■, 20■ between Reunion Neuroscience Inc. (Reunion) and ■ (the Participant).
Preliminary Statement
The Board hereby grants this PSU (the “PSU”) as of ■ (the “Grant Date”), pursuant to the Reunion Neuroscience Inc., Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of PSUs evidenced by this Agreement represents a portion of ■ PSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated ■. [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to PSU.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Reunion or any of its Affiliates, the PSU entitles the Participant to receive from Reunion ■ Common Shares at the times set forth in Section 3 below.

3.
Vesting.   The PSU shall vest and become exercisable provided the following Performance Vesting Conditions are met over the period of ■ (the “Performance Period”1):

■
■
■
The PSU shall vest and become exercisable as provided above, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.
4.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions, and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

6.
Governing Law.   This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1
Note to Draft: To review Performance Vesting Conditions for U.S. Taxpayers to ensure that vesting date is identified with sufficient clarity.

7.
Financial, Legal and Tax Advice.   The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of PSUs hereunder.

8.
Privacy.   The Participant agrees to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board, or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

9.
Language Consent.   Reunion and the Participant acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
REUNION NEUROSCIENCE INC.,
By:

Name:

Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any PSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Reunion or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my PSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. I consent to Reunion and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Reunion’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing, and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the PSU.

Participant Signature

Participant Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
□
I am a U.S. Taxpayer and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.

Schedule “C”
RSU AGREEMENT
PURSUANT TO THE REUNION NEUROSCIENCE INC.,
EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of ■, 20■ between Reunion Neuroscience Inc., (Reunion) and ■ (the Participant).
Preliminary Statement
The Board hereby grants this RSU (the “RSU”) as of ■ (the “Grant Date”), pursuant to the Reunion Neuroscience Inc., Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements.   The grant of RSUs evidenced by this Agreement represents a portion of ■ RSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated ■. [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to RSU.   Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Reunion or any of its Affiliates, the RSU entitles the Participant to receive from Reunion ■ Common Shares at the times set forth in Section 3 below.

3.
Vesting.   The RSU shall vest and become exercisable over ■years, ■ of which will vest after ■, and the remainder which will vest in ■ equal monthly installments thereafter, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.

4.
Provisions of the Plan Control.   This Agreement is subject to all the terms, conditions, and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions.   If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

6.
Governing Law.   This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.
Financial, Legal and Tax Advice.   The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of RSUs hereunder.

8.
Privacy.   The Participant agrees to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board, or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

9.
Language Consent.   Reunion and the Participant acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
REUNION NEUROSCIENCE INC.,
By:

Name:

Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any RSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Reunion or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my RSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Reunion with all information (including personal information) required by Reunion to administer the Plan. I consent to Reunion and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Reunion’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing, and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the RSU.

Participant Signature

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I am a U.S. Taxpayer and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.

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SCHEDULE C
AUDIT COMMITTEE CHARTER
Audit Committee Charter
(August 2022)
This Charter (Charter) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the Board of Directors (Board) of Reunion Neuroscience Inc. (Reunion), and the general objectives & operation of Reunion’s audit committee (Committee).
Mandate of the Committee
The primary mandate of the Committee is oversight of Reunion’s: (a) external auditor (Auditors) and the Auditors’ qualifications, performance and independence, (b) financial reporting and continuous disclosure, (c) financial risk management, (d) Reunion’s whistleblower and fraud function, and (e) compliance with tax and securities laws.
Roles & Responsibilities
The Committee shall take charge of all responsibilities imparted to an audit committee of a public company, as they may apply from time to time to Reunion, under applicable laws and stock exchange requirements and any other requirements of applicable regulatory and professional bodies. In executing its mandate, the Committee shall have the following roles and responsibilities:
External Auditor
The Committee will: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor’s review, including the Auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non-audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (f) assist with resolving any disputes between Reunion’s management and the Auditors regarding financial reporting; (g) ensuring that the Auditors are in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (h) performing other audit, review or attestation services.
Financial Reporting
The Committee will: (a) review the audited consolidated financial statements of Reunion, discuss those statements with management and with the Auditor, and recommend their approval to the Board; (b) review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board; (c) review Reunion’s management discussion and analysis, interim and annual press releases, and audit committee reports before Reunion publicly discloses this information; (d) review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented; (e) review all press releases containing financial information based upon Reunion’s financial statements prior to their release, as well as review any financial information and earnings guidance provided to analysts and rating agencies; and (f) reviewing and approving Reunion’s hiring policies with respect to partners or employees (or former partners or employees) of a current or former auditor; and (g) discuss with the Auditors the quality, not just the acceptability, of Reunion’s accounting principles as applied in its financial reporting, including any significant changes in Reunion’s selection or application of accounting principles.

Financial Risk Management
The Committee will: (a) review with the Auditors and with management, the general policies and procedures used by Reunion with respect to internal accounting and financial controls and remain informed of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of Reunion or from applicable laws or regulations; (b) periodically review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions, and ensure that matters related to succession planning within Reunion are raised for consideration at the Board; (c) review management plans regarding any changes in accounting practices or policies and the financial impact thereof; and (d) establishing procedures for: reviewing the adequacy of Reunion’s insurance coverage, including the Directors’ and Officers’ insurance coverage; and (e) review status of significant accounting estimates and judgements (e.g. reserves) and special issues (e.g. major transactions, changes in the selection or application of accounting policies, off-balance sheet items, effect of regulatory and financial initiatives).
Fraud & Whistleblower Program
The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of Reunion of complaints regarding questionable accounting or auditing matters and the receipt, retention and treatment of any such complaints; and (b) review fraud prevention policies and programs, and monitor their implementation.
Compliance with Laws
The Committee will: review regular reports from management and others (e.g., external auditors, legal counsel) with respect to Reunion’s compliance with laws and regulations relating to financial controls, records and reporting including: (a) tax and financial reporting laws and regulations; (b) legal withholding requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members.
Internal Controls and Disclosure Controls
The Committee will: (a) oversee management’s review of the adequacy of internal controls that have been adopted by Reunion to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records; (b) review any special audit steps adopted in light of any significant deficiencies or any material weaknesses in the design or operation of Reunion’s internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in Reunion’s internal control over financial reporting; and (c) review the controls and procedures that have been adopted by Reunion to confirm that material information about Reunion and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.
The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.
Composition
The Committee must be comprised of a minimum of three directors of Reunion. All of the members of the Committee must be independent directors of Reunion as defined in National Instrument 52-110 — Audit Committees (NI 52-110). All members of the Committee must be financially literate as defined in NI 52-110. If upon appointment a member of the Committee is not financially literate, the person will be given a reasonable period of time to acquire the required level of financial literacy. At least one member of the Committee shall be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Reunion’s financial statements.
The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.
The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.
Meetings & Minutes
The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.
The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review the materials.
The external auditors (Auditors), will be provided with notice as necessary of any Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.
The Committee will meet in camera separately with each of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) at least annually to review the financial affairs of Reunion. The Committee will meet with the Auditor in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.
Each of the Chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.
The Committee will keep minutes of its meetings which accurately recording the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.
Reporting
The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.
Express Authority
The Committee shall have unrestricted access to Reunion’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee and Reunion will provide for appropriate funding for the payment of compensation to any such advisors; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Reunion.

Annual Review
The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.
The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.
Approved with effect August 11, 2022